Exhibit 10.5

Certain information in this document, marked by [***], has been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K under the Securities Act of 1933, as amended, because it is both (i) not material and (ii) would likely cause competitive harm to the registrant if publicly disclosed.

EXECUTION VERSION

ASSET PURCHASE AGREEMENT

by and among

SALIX PHARMACEUTICALS, INC.

SANTARUS, INC.,

VALEANT PHARMACEUTICALS LUXEMBOURG S.A R.L.,

VALEANT PHARMACEUTICALS NORTH AMERICA LLC,

PHARMING GROUP N.V.,

and

PHARMING AMERICAS B.V.

Dated as of August 9, 2016

ARTICLE 1 DEFINITIONS AND CONSTRUCTION		1

1.1	Definitions	1

1.2	Interpretation Provisions	11

1.3	Performance of Obligations by Affiliates	12

ARTICLE 2 PURCHASE AND SALE		12

2.1	Purchase and Sale of Acquired Assets	12

2.2	Excluded Assets	13

2.3	Assumed Liabilities	14

2.4	Excluded Liabilities	14

2.5	Cooperation Regarding Excluded Liabilities	15

ARTICLE 3 CONSIDERATION		15

3.1	Upfront Payment	15

3.2	Net Sales Milestones	15

3.3	Reports and Payments	16

3.4	Interest on Late Payments	17

3.5	Withholding Taxes	17

3.6	Allocation	18

ARTICLE 4 CLOSING		19

4.1	Closing	19

4.2	Seller Closing Deliveries	19

4.3	Purchaser Closing Deliveries	19

4.4	Risk of Loss	20

ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF SELLER		20

5.1	Organization, Power and Standing	20

5.2	Authority, Non-Contravention, Required Filings	21

5.3	Title to Properties and Assets	22

5.4	Acquired Contracts	22

5.5	Compliance with Law; Permits; Regulatory Matters	22

5.6	Litigation	24

5.7	Intellectual Property	24

5.8	Employee Matters	24

5.9	Taxes	26

i

5.10	Customers and Service Providers	26

5.11	Absence of Changes	26

5.12	Brokers	27

ARTICLE 6 REPRESENTATIONS AND WARRANTIES OF PURCHASER		27

6.1	Organization, Power and Standing	27

6.2	Authority, Non-Contravention, Required Filings	27

6.3	Sufficient Funds Available	28

6.4	Brokers	28

6.5	No Knowledge of Potential Claims	28

ARTICLE 7 COVENANTS AND AGREEMENTS		28

7.1	Conduct Prior to Closing	28

7.2	Diligence to Achieve Milestones	30

7.3	Access to Information; Confidentiality	30

7.4	Transfer of Acquired Regulatory Approvals	31

7.5	Third Party Consents	31

7.6	Governmental Consents	33

7.7	Continued Use of Marks	33

7.8	Residuals	34

7.9	Support	34

7.10	Recalls	35

7.11	Trade Notification	35

7.12	Transition Assistance	35

7.13	Forbearance in Respect of Commercially Reasonable Efforts	36

7.14	Correspondence	36

7.15	Books and Records	36

7.16	Returns; Rebates; Chargebacks	37

7.17	Employee Matters	41

7.18	Tax Matters	43

7.19	No Solicitation	44

7.20	No Conflicting Agreement	44

7.21	Employee Non-Solicitation	44

7.22	Supplemental Disclosure	44

7.23	Wrong Pockets	44

7.24	Purchaser Financing Activities	45

7.25	Delivery of Financial Information	46

7.26	Obligation to Consummate Transaction	46

ARTICLE 8 CONDITIONS		46

8.1	Conditions to the Obligation of the Parties	46

8.2	Conditions to the Obligations of Purchaser	46

8.3	Conditions to the Obligations of Seller	47

ARTICLE 9 TERMINATION		48

9.1	Termination	48

9.2	Effect of Termination	48

ARTICLE 10 INDEMNIFICATION AND SURVIVAL		48

10.1	Survival	48

10.2	Indemnification	49

10.3	Sole and Exclusive Remedy	50

10.4	Procedure for Claims	50

10.5	Calculation of Indemnity Payment; Netting of Damages	51

10.6	Right to Satisfy Indemnification Claims by Reducing Milestone Payments	51

10.7	Characterization of Indemnification Payments	51

ARTICLE 11 MISCELLANEOUS		51

11.1	Public Announcements	52

11.2	Expenses	52

11.3	Notices	52

11.4	Entire Agreement; Modification	53

11.5	Severability	53

11.6	No Waiver; Cumulative Remedies	54

11.7	Governing Law; Arbitration	54

11.8	Counterparts	54

11.9	Assignments	54

11.10	No Third Party Beneficiaries	54

11.11	Reservation of Rights; No Implied Licenses	54

11.12	Further Assurances	55

Schedules and Exhibits

Seller Disclosure Letter

Exhibit A	Form of Assignment Agreement
Exhibit B	Form of Bill of Sale
Exhibit C	Form of Termination Agreement
Exhibit D	Form of TSA
Exhibit E	Form of Press Release

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (this “Agreement”), is made as of August 9, 2016, by and among Salix Pharmaceuticals, Inc., a corporation duly organized and existing under the laws of the State of California (“Salix”), Santarus, Inc., a corporation duly organized and existing under the laws of the State of Delaware (“Santarus”), Valeant Pharmaceuticals Luxembourg S.à r.l., a société à responsibilité limitée (private limited liability company) duly formed and validly existing under the laws of the Grand Duchy of Luxembourg (“VPL”), Valeant Pharmaceuticals North America LLC, a limited liability company duly formed and validly existing under the laws of the State of Delaware (together with Salix, Santarus and VPL, the “Sellers,” and each a “Seller”), Pharming Group N.V., a corporation duly organized and existing under the laws of the Netherlands (“NV Purchaser”) and Pharming Americas B.V. a private limited liability company duly organized and existing under the laws of the Netherlands (“Pharming Americas,” together with NV Purchaser, “Purchasers,” and each a “Purchaser”). Sellers and Purchasers may be referred to collectively herein as the “Parties,” and each of Sellers on the one hand and Purchasers on the other hand as a “Party.”

WHEREAS, Purchasers develop innovative products for the treatment of unmet medical needs including RUCONEST® (conestat alfa) (the “Product”), a recombinant human C1 esterase inhibitor approved in certain jurisdictions for the treatment of acute angioedema attacks in patients with Hereditary Angiodema (“HAE”);

WHEREAS, a Seller (or one of its Affiliates) is the license-holder for the development and commercialization of the Product in the United States, Canada and Mexico and the territories and possessions of each of the foregoing countries (the “Territory”) pursuant to a License Agreement, effective as of September 10, 2010, between NV Purchaser and its Affiliates and Santarus (as amended on June 10, 2012 and May 1, 2013, the “Product License Agreement”) and a Supply Agreement, effective as of September 10, 2010, between NV Purchaser and its Affiliates and Santarus (the “Product Supply Agreement”); and

WHEREAS, Purchasers and their respective Affiliates desire to purchase, and Sellers and their respective Affiliates desire to sell, the Acquired Assets (as defined below), and in connection therewith, terminate the Product License Agreement and the Product Supply Agreement (together with the other transactions contemplated by this Agreement, the “Transaction”).

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein, the Parties, intending to be legally bound hereby, do agree as follows:

ARTICLE 1

DEFINITIONS AND CONSTRUCTION

1.1    Definitions. For purposes of this Agreement, the following terms shall have the meanings designated to them under this Article 1, unless otherwise specifically indicated:

“Accounts Receivable” shall mean all accounts receivable, notes receivable and other indebtedness due and owed by any Third Party to Sellers or any of their respective Affiliates arising from, or held exclusively in connection with, the sale of the Product on or prior to the Closing, except to the extent relating to Product, materials and services scheduled to be delivered or provided after the Closing.

“Acquired Assets” shall have the meaning set forth in Section 2.1.

“Acquired Books and Records” shall mean the current and historical operating, business and financial records, data, files, books, business reports, plans, projections, manuals and other documents (whether in hard copy or computer format, but excluding any personnel records) exclusively related to the Product or the Acquired Assets that are in either Sellers’ or their respective Affiliates’ possession or control.

“Acquired Contracts” shall mean (i) the Contracts exclusively related to the Product, as listed on Schedule 1.1(a) of the Seller Disclosure Letter and (ii) Shared Contracts solely to the extent such Shared Contracts relate to the Product.

“Acquired Intellectual Property” shall mean all Intellectual Property that is (i) owned by a Seller or any Affiliate of a Seller as of the Closing Date, and (ii) exclusively related to the Business. For clarity, “Acquired Intellectual Property” includes the items listed on Schedule 1.1(b) of the Seller Disclosure Letter.

“Acquired Regulatory Approvals” shall mean the BLAs and other Regulatory Approvals filed or acquired by a Seller or any Affiliate of a Seller with respect to the Product, as listed on Schedule 1.1(c) of the Seller Disclosure Letter.

“Action” shall mean any action, order, writ, injunction, or claim, suit, litigation, proceeding, arbitration, mediation, audit, investigation or dispute.

“Affiliate” shall mean, as to any specified Person, any other Person which, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person. For purposes of this definition, “control,” “controlled by” or “under common control with” means the possession of the power to direct or cause the direction of management and policies of such Person, whether through direct or indirect ownership of voting securities or otherwise.

“Agreement” shall have the meaning set forth in the Preamble.

“Ancillary Agreements” shall mean, collectively, the Assignment Agreement, the Bill of Sale, the TSA and the Termination Agreement.

“Apportioned Obligations” shall have the meaning set forth in Section 7.18(a).

“Arbitral Tribunal” shall have the meaning set forth in Section 11.7.

“Assignment Agreement” shall mean the agreement for the assignment or partial assignment to Pharming Americas of Sellers’ or their respective Affiliates’ rights in, to and under the Acquired Contracts and the other intangible Acquired Assets, and the assumption by

Pharming Americas of the Assumed Liabilities, to be entered into between Sellers or one or more of their respective Affiliates, on the one hand, and Pharming Americas or one or more of their respective Affiliates, on the other hand, on the Closing Date, in the form of Exhibit A.

“Assumed Liabilities” shall have the meaning set forth in Section 2.3.

“Award” shall have the meaning set forth in Section 11.7.

“Bill of Sale” shall mean the bill of sale for the conveyance of the tangible Acquired Assets, to be entered into between Sellers or one or more of their respective Affiliates and Pharming Americas on the Closing Date, in the form of Exhibit B.

“BLA” shall mean a biologics license application filed with or approved by the FDA with respect to a product and all subsequent submissions, supplements and amendments thereto.

“Business” shall mean the business of Sellers and their respective Affiliates as conducted as of the date of this Agreement or as of the Closing of developing, marketing and selling the Product.

“Business Day” shall mean any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in New York, New York or the Netherlands.

“Calendar Quarter” shall mean each successive period of three (3) calendar months commencing on January 1, April 1, July 1 and October 1.

“Calendar Year” shall mean each successive period of twelve (12) calendar months commencing on January 1 and ending on December 31.

“Chargeback Claims” shall have the meaning set forth in Section 7.16(d)(i).

“Chosen Courts” shall have the meaning set forth in Section 11.7.

“Claim” shall have the meaning set forth in Section 10.4(a).

“Closing” shall have the meaning set forth in Section 4.1.

“Closing Date” shall have the meaning set forth in Section 4.1.

“Commercial Rebate Tail Period” shall have the meaning set forth in Section 7.16(c)(i).

“Commercial Rebates” shall have the meaning set forth in Section 7.16(c).

“Commercialization” (and related terms such as “Commercialize”) shall mean with respect to the Product, or any other product, the research, development (including, seeking, obtaining or maintaining Regulatory Approvals), manufacturing or having manufactured, testing, packaging, labeling, storage, import, export, distribution, sale, licensing, outsourcing, advertising, marketing and promotion of the Product or such product, as applicable.

“Commercially Reasonable Efforts” shall mean, [***].

“Confidentiality Agreement” shall mean the Confidentiality Agreement, dated as of [***], by and between Valeant Pharmaceuticals International, Inc. and NV Purchaser.

“Consent” shall mean any and all notices to, consents, approvals, clearances, ratifications, permissions, authorizations or waivers from third Persons, including from any governmental entity.

“Contract” shall mean all agreements, contracts, subcontracts, leases (whether for real or personal property), work orders, purchase orders, covenants not to compete, employment agreements, confidentiality agreements, licenses, instruments, notes, options and warranties to which a Seller or any Affiliate of a Seller is a party or by which a Seller or any Affiliate of a Seller or any of the Acquired Assets are bound, whether written or oral.

“Court Order” shall mean any judgment, decision, decree, consent decree, injunction, ruling or order of any governmental entity that is binding on any Person or its property under applicable Laws.

“Damages” shall have the meaning set forth in Section 10.2(a).

“[***]” shall mean [***]

“Defending Party” shall have the meaning set forth in Section 10.4(a).

“Dollars” or “$” shall be deemed references to the lawful currency of the United States of America.

“Encumbrance” shall mean any lien, mortgage, deed of trust, right-of-way, right of setoff, assessment, security interest, pledge, lease, attachment, adverse claim, levy, charge, easement, covenant, restriction, license, encumbrance or other similar restriction or any conditional sale Contract, title retention Contract or other Contract to give any of the foregoing.

“ERISA” shall mean Employee Retirement Income Security Act of 1974, as amended.

“Exchange Rate” shall mean, for any Calendar Quarter and for any foreign currency, the simple average of the average monthly exchange rates between such foreign currency and U.S.

Dollars for each calendar month in such Calendar Quarter, as reported by Bloomberg at 5:30 p.m., New York City time, on the last Business Day of such Calendar Quarter.

“Excluded Assets” shall have the meaning set forth in Section 2.2.

“Excluded Liabilities” shall have the meaning set forth in Section 2.4.

“FDA” shall mean the U.S. Food and Drug Administration, or any successor entity thereto.

“FDA Act” shall mean the Federal Food, Drug and Cosmetic Act, as amended, and the regulations promulgated thereunder from time to time.

“Final Allocation” shall have the meaning set forth in Section 3.6(a).

“Financial Information Report” shall have the meaning set forth in Section 7.25.

“Financing” shall have the meaning set forth in Section 7.24(a).

“GAAP” shall mean U.S. generally accepted accounting principles.

“General Survival Period” shall have the meaning set forth in Section 10.1(a).

“Government Rebate Tail Period” shall have the meaning set forth in Section 7.16(b)(i).

“Government Rebates” shall have the meaning set forth in Section 7.16(b).

“Governmental Entity” shall mean any nation or government, any state or other political subdivision thereof, any national, supranational, federal, state, local, provincial or other governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitral body of competent jurisdiction.

“Governmental Program” means any healthcare reimbursement or other healthcare programs of a Governmental Entity applicable to the Product, including all federal and state healthcare programs, including the Medicare and Medicaid programs under Titles XVIII and XIX of the Social Security Act (42 U.S.C. § 1395 et seq. and 42 U.S.C. § 1396 et seq., respectively), the Medicaid Rebate Program (42 U.S.C. § 1396r-8), the TriCare Retail Pharmacy Rebate Program (10 U.S.C. § 1074g(f)), the PHS 340B Program (42 U.S.C. § 256b), and the VA Federal Supply Schedule Program (38 U.S.C. § 8126).

“Gross Sales” shall mean, for a particular period, the gross amount invoiced by Sellers, Purchasers or their respective Affiliates or distributors on sales of the Product in final dosage form, which amount is recognized as gross revenue in accordance with GAAP or IFRS, as applicable, for such period; it being understood that in no event shall a sale be deemed to occur in the case of transfers of free professional samples, free product donations, or other free samples or free clinical research supplies or similar free transfers.

“HAE” shall have the meaning set forth in the Recitals.

“Hired Employee” shall have the meaning set forth in Section 7.17(c).

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“[***]” shall have the meaning set forth in Section 11.7.

“IFRS” shall mean the International Financial Reporting Standards and applicable accounting requirements set by the International Accounting Standards Board or any successor thereto (or the Financial Accounting Standards Board, the Accounting Principles Board of the American Institute of Certified Public Accountants, or any successor to either such Board, or the Securities and Exchange Commission, as the case may be), as in effect from time to time.

“Indemnified Parties” shall have the meaning set forth in Section 10.2(b).

“Indemnifying Party” shall have the meaning set forth in Section 10.4(a).

“Intellectual Property” shall mean all U.S. or foreign: (a) patents and patent applications, renewals, reissues, reexaminations, extensions, continuations, continuations-in-part, divisions and substitutions relating to any of the patents and patent applications, (b) trademarks, service marks, trade dress, logos, slogans, brand names, trade names and corporate names, whether registered or unregistered, and the goodwill associated therewith, together with any registrations and applications for registration thereof (collectively, “Trademarks”), (c) copyrights, whether registered or unregistered, including moral rights, and any registrations and applications for registration thereof, (d) trade secrets and know-how meeting the definition of a trade secret under the Uniform Trade Secrets Act, (e) databases and data collections (including research information, knowledge databases, customer lists and customer databases), and (f) URL and domain names and registrations therefor.

“Knowledge of Seller” or “to Seller’s Knowledge” (or similar phrases) shall mean [***].

“Law” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, Court Order, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any governmental entity.

“Liability” shall mean, with respect to any Person, any direct or indirect liability, indebtedness, obligation, commitment, expense, claim, deficiency, guaranty or endorsement of or by such Person of any type, whether accrued, absolute, contingent, matured, unmatured, liquidated, unliquidated, known or unknown.

“Marketing Records” shall mean all advertising, marketing, market research, sales and promotional materials, pricing lists, consulting deliverables and other related literature, catalogs and materials, including consumer and end-user information, exclusively related to the Product or the Acquired Assets that are in a Seller’s or its Affiliates’ possession or control in each case to the extent transferable in compliance with applicable Laws or privacy policies.

“Material Adverse Effect” shall mean [***].

“NDCs” shall mean a unique 3-segment number that identifies the labeler/vendor, the product and the trade package size.

“Net Sales” shall mean [***].

“Net Sales Milestone Payments” shall have the meaning set forth in Section 3.2.

“Nonassigned Asset” has the meaning set forth in Section 7.5.

“Non-Defending Party” shall have the meaning set forth in Section 10.4(a).

“Non-Hired Employee” shall mean a Product Employee that does not become a Hired Employee.

“Non-Responsible Party” shall have the meaning set forth in Section 7.16(b)(iv).

“NV Purchaser” shall have the meaning set forth in the Preamble.

“On Leave Hired Employee” shall have the meaning set forth in Section 7.17(c).

“Organizational Documents” shall mean, as to any Person, its certificate of incorporation and by-laws, its certificate of formation and limited liability company agreement, or any equivalent documents under the Law of such Person’s jurisdiction of organization.

“Party” or “Parties” shall have the meaning set forth in the Preamble.

“Permits” means all consents, approvals, authorizations, certificates, filings, notices, permits, concessions, registrations, franchises, licenses or rights of or issued by any Governmental Entity necessary for the lawful ownership and operation of the Business or the Acquired Assets, other than the Acquired Regulatory Approvals.

“Permitted Encumbrance” shall mean (a) statutory liens incurred in the ordinary course of business for sums (i) not yet due and payable, or (ii) being contested in good faith, (b) liens for current Taxes, assessments and governmental charges (i) not yet due and payable, or (ii) being contested in good faith, and (c) the Encumbrances listed on Schedule 1.1(e) of the Seller Disclosure Letter.

“Person” shall mean any person or entity, whether an individual, trustee, corporation, limited liability company, general partnership, limited partnership, trust, unincorporated organization, business association, firm, joint venture or governmental entity.

“PHS Act” shall mean the Public Health Service Act, as amended and the regulations promulgated thereunder from time to time.

“Post-Closing Tax Period” shall have the meaning set forth in Section 7.18(a).

“Pre-Closing Period” shall have the meaning set forth in Section 7.1(a).

“Pre-Closing Tax Period” shall have the meaning set forth in Section 7.18(a).

“Preliminary Allocation” shall have the meaning set forth in Section 3.6(a).

“Product” shall have the meaning set forth in the Recitals.

“Product Employees” shall mean the employees of Sellers and their respective Affiliates listed on Schedule 5.8(a) of the Seller Disclosure Letter.

“Product License Agreement” shall have the meaning set forth in the Recitals.

“Product Supply Agreement” shall have the meaning set forth in the Recitals.

“Purchaser” or “Purchasers” shall have the meaning set forth in the Preamble.

“Purchaser Indemnified Parties” shall have the meaning set forth in Section 10.2(a).

“Purchaser Specified Representations” shall mean those representations and warranties of Purchasers set forth in Section 6.2(a) and (b) (Authority, Non-Contravention, Required Filings) and Section 6.4 (Brokers).

“Quarterly Milestone Report” shall have the meaning set forth in Section 3.3(c).

“Regulatory Approval” shall mean any BLA any other approval, license, registration, authorization or decision of or by a Governmental Entity necessary or useful to lawfully Commercialize a product (including, where applicable, (a) pricing or reimbursement approvals, (b) pre- and post-marketing authorizations and (c) labelling approvals), together with approval of any subsequent submissions, supplements or amendments thereto or any applications therefor.

“Regulatory Documentation” shall mean original documents or, to the extent original documents are not reasonably available, copies thereof, in any format in the possession or control of a Seller or any Affiliate of a Seller, of all Acquired Regulatory Approvals and correspondence with any governmental entity exclusively related to the Product, including research files, raw data, expert reports, research lab notes, formulation data and any other data, in each case exclusively related to the Commercialization of the Product.

“Responsible Party” shall have the meaning set forth in Section 7.16(b)(iv).

“Retained Recall Liabilities” shall mean [***].

“Returns” shall have the meaning set forth in Section 7.16(a).

“Santarus” shall have the meaning set forth in the Preamble.

“Seller” or “Sellers” shall have the meaning set forth in the Preamble.

“Seller Disclosure Letter” shall have the meaning set forth in Article 5.

“Seller Indemnified Parties” shall have the meaning set forth in Section 10.2(b).

“Seller Licensed Trademarks” shall mean those Seller Trademarks that are used in the Commercialization of the Product in the Territory as of the Closing Date, and under which a Seller has the right to grant a license to a Purchaser, including those marks set forth on Schedule 1.1(f) of the Seller Disclosure Letter.

“Seller Plan” shall mean any plan, agreement, program or policy (whether or not in writing) that provides compensation or employee benefits of any kind to the Product Employees or any beneficiary or dependent thereof, including any employment, consulting, deferred compensation, pension, post-employment, retirement, health, profit sharing, incentive bonus, stock purchase, stock option, equity-based incentive, hospitalization, insurance, severance, termination, retention, change in control, workers’ compensation, supplemental unemployment benefits, vacation, sick leave, employee assistance or disability benefit plan, agreement, program or policy, or any other employee pension benefit (as defined in ERISA or otherwise) or welfare benefit plan, (a) that is maintained, contributed to or sponsored by a Seller or any Affiliate of a Seller for the benefit of any Product Employee or any beneficiary or dependent thereof or (b) under which a Seller or any Affiliate of a Seller has or could reasonably be expected to have any Liability with respect to any Product Employee or any beneficiary or dependent thereof.

“Seller Specified Representations” shall mean those representations and warranties of Sellers set forth in [***].

“Seller Trademarks” shall mean any Trademarks or NDCs owned or used by a Seller and its Affiliates, other than those Trademarks listed on Schedule 1.1(g) of the Seller Disclosure Letter.

“Shared Contract” shall mean a Contract to which Sellers or any of their respective Affiliates is a party, which governs the provision by a Third Party of one or more products or services to the Business as well as one or more products or services to Sellers’ or any of their respective Affiliates’ other businesses. For the avoidance of doubt, the Shared Contracts shall include the Contracts listed on Schedule 1.1(h) of the Seller Disclosure Letter.

“Shareholders Meeting” shall have the meaning set forth in Section 7.24(a).

“Tax Return” shall mean any report, declaration, return, information return, claim for refund, document, or statement relating to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Taxes” shall mean any federal, state, local or foreign income, gross receipts, branch profits, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, escheat, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, ad valorem, value added, alternative or add-on minimum or estimated tax or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not, and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person.

“Termination Agreement” shall mean the agreement terminating the Product License Agreement and the Product Supply Agreement, to be entered into between Sellers and Valeant Pharmaceuticals International (“VPI”), on the one hand, and Purchasers or one or more of their respective Affiliates, on the other hand, on the Closing Date, substantially in the form of Exhibit C.

“Termination Date” shall have the meaning set forth in Section 9.1(a)(iii).

“Territory” shall have the meaning set forth in the Recitals.

“Third Party” shall mean any Person other than the Parties or their respective Affiliates.

“Third Party Claim” shall have the meaning set forth in Section 10.4(a).

“Trademarks” shall have the meaning set forth in the definition of Intellectual Property set forth in this Section 1.1.

“Transaction” shall have the meaning set forth in the Recitals.

“Transfer Offers” shall have the meaning set forth in Section 7.17(a).

“Transfer Taxes” shall have the meaning set forth in Section 7.18(b).

“Transition Lots” shall mean those lots of Product for which Product was partially sold by a Purchaser or any Affiliate of a Purchaser, on the one hand, and partially sold by a Seller or any Affiliate of a Seller, on the other hand.

“TSA” shall mean the Transition Services Agreement to be entered into between Sellers or one or more of their respective Affiliates, one the one hand, and Purchasers or one or more of their respective Affiliates, on the other hand, on the Closing Date, in the form of Exhibit D.

“U.S. Tax Code” shall mean the U.S. Internal Revenue Code of 1986, as amended.

“Upfront Payment” shall have the meaning set forth in Section 3.1.

“VPI” shall have the meaning set forth in the definition of “Termination Agreement.”

“VPL” shall have the meaning set forth in the Recitals.

1.2    Interpretation Provisions.

(a)    The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, and Article, Section, Schedule and Exhibit references are to this Agreement unless otherwise specified. The meaning of defined terms shall be equally applicable to the singular and plural forms of the defined terms. The terms “include” and “including,” and variations thereof, are not limiting but rather shall be deemed to be followed by the words “without limitation.” Unless the context otherwise requires, wherever used, the word “or” is used in the inclusive sense (and/or).

(b)    References to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(c)    The captions and headings of this Agreement are for convenience of reference only and shall not affect the construction of this Agreement.

(d)    Whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

(e)    The Parties participated jointly in the negotiation and drafting of this Agreement and the language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent. If an ambiguity or question of intent or interpretation arises, then this Agreement will accordingly be construed as drafted jointly by the Parties, and no presumption or burden of proof will arise favoring or disfavoring any Party to this Agreement by virtue of the authorship of any of the provisions of this Agreement.

(f)    The Parties intend that each representation, warranty and covenant contained herein will have independent significance. If any Party has breached or violated, or if there is an inaccuracy in, any representation, warranty or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant related to the same subject matter (regardless of the relative levels of specificity), which the Party has not breached or violated, or with respect to which there is not an inaccuracy, will not detract from or mitigate the fact that the Party has breached or violated, or there is an inaccuracy in, the first representation, warranty or covenant.

(g)    The Schedules and Exhibits to this Agreement are a material part hereof and shall be treated as if fully incorporated into the body of this Agreement.

(h)    References to “written” or “in writing” include in electronic form.

1.3    Performance of Obligations by Affiliates. Any obligation of Sellers under or pursuant to this Agreement may be satisfied, met or fulfilled, in whole or in part, at Sellers’ sole and exclusive option, either by a Seller directly, or by any Affiliate or designee of such Seller that such Seller causes to satisfy, meet or fulfill such obligation, in whole or in part. Any obligation of Purchasers under or pursuant to this Agreement may be satisfied, met or fulfilled, in whole or in part, at Purchasers’ sole and exclusive option, either by a Purchaser directly, or by any Affiliate or designee of such Purchaser that such Purchaser causes to satisfy, meet or fulfill such obligation, in whole or in part. Similarly, with respect to any particular action, the use of the words “Sellers shall” also shall mean “Sellers shall cause” the particular action to be performed, and the use of the words “Purchasers shall” also shall mean “Purchasers shall cause” the particular action to be performed. Notwithstanding the foregoing, this Section 1.3 shall not be construed to relieve either Sellers or Purchasers from any of their respective obligations under this Agreement.

ARTICLE 2

PURCHASE AND SALE

2.1    Purchase and Sale of Acquired Assets. Subject to the terms and conditions set forth in this Agreement, at the Closing, Sellers shall, and shall cause their respective Affiliates to, sell, convey, assign, transfer and deliver to Purchasers, and Purchasers shall purchase and accept, all of Sellers’ or their respective Affiliates’ rights, title and interest in and to assets exclusively related to the Business, including the Acquired Assets, free and clear of all Encumbrances. As used in this Agreement, “Acquired Assets” shall mean:

(a)    the Acquired Regulatory Approvals;

(b)     the Regulatory Documentation;

(c)     the Acquired Contracts;

(d)    the Marketing Records;

(e)    the Acquired Books and Records;

(f)    the Acquired Intellectual Property;

(g)    all guaranties, warranties, indemnities and similar rights that have been made by any predecessors in title, manufacturers or suppliers and other Third Parties to the extent exclusively relating to the Acquired Assets;

(h)    all claims, counterclaims, defenses, causes of action, rights of recovery, rights of set-off, rights of subrogation and all other rights of any kind against any Third Party, to the extent exclusively relating to any Assumed Liabilities or Acquired Assets (except to the extent related to an Excluded Liability), regardless of whether or not such claims, counterclaims, defenses or causes of action have been asserted by a Seller or any Affiliate of a Seller; and

(i)    all goodwill (if any) and going concern value associated with the Business or the Acquired Assets.

2.2    Excluded Assets. The Acquired Assets shall not include any assets, properties, rights or interests of Sellers and their respective Affiliates other than those specifically listed or described in Section 2.1 (all such assets, properties, rights or interests not so listed or described, collectively, the “Excluded Assets”). For greater certainty, the Excluded Assets shall include:

(a)    any Accounts Receivable;

(b)    any losses, loss carryforwards and rights to receive refunds, credits and loss carryforwards with respect to any and all Taxes of Sellers and any of their respective Affiliates;

(c)    the corporate books and records of Sellers and their respective Affiliates to the extent not exclusively related to the Product or the Acquired Assets, including (i) those portions of the Tax Returns and other corporate books and records that are not exclusively related to the Product or the Acquired Assets, (ii) all personnel records, and (iii) any attorney work product, attorney-client communications and other items protected by attorney-client or similar privilege;

(d)    any current and prior insurance policies and all rights of any nature with respect thereto, including all insurance recoveries thereunder and rights to assert claims with respect to any such insurance recoveries;

(e)    the Seller Trademarks;

(f)    all guaranties, warranties, indemnities and similar rights that have been made by any predecessors in title, manufacturers or suppliers and other Third Parties relating to the Excluded Assets;

(g)    all claims, counterclaims, defenses, causes of action, rights of recovery, rights of set-off, rights of subrogation and all other rights of any kind against any Third Party, to the extent relating to any Excluded Liabilities or Excluded Assets; and

(h)    all real property and interests therein owned by Sellers or any of their respective Affiliates; and

(i)    the assets of all Seller Plans and other employee benefit plans maintained by Sellers or any of their respective Affiliates.

2.3    Assumed Liabilities. Subject to the terms and conditions set forth in this Agreement, at the Closing, Purchasers shall expressly assume, and agree to pay or otherwise perform or discharge when due, the Assumed Liabilities. As used in this Agreement, the term “Assumed Liabilities” shall mean any and all Liabilities (including Liabilities relating to Taxes) arising out of, in respect of or relating to the Business and the Hired Employees, in each case to the extent arising out of, based upon or resulting from any fact, circumstance, occurrence, act or omission occurring after the Closing, other than the Excluded Liabilities.

2.4    Excluded Liabilities. Sellers and their respective Affiliates shall retain and be responsible for and shall pay or otherwise perform or discharge when due and Purchasers shall not assume, or have any responsibility for, any Excluded Liabilities. As used in this Agreement, “Excluded Liabilities” means:

(a)    any and all Liabilities not arising out of, in respect of, or relating to the Business;

(b)    all accounts payable of the Business, except to the extent relating to Product, materials and services scheduled to be delivered or provided after the Closing;

(c)    Liabilities to customers to the extent relating to Product delivered, or scheduled to be delivered, on or prior to the Closing;

(d)    Liabilities to suppliers or other Third Parties for materials and services to the extent delivered or provided on or prior to the Closing;

(e)    all Liabilities of Sellers and their respective Affiliates pursuant to the Product License Agreement and the Product Supply Agreement (as modified by the Termination Agreement);

(f)    any indebtedness of Sellers or any of their respective Affiliates;

(g)    all Liabilities to the extent related to the Excluded Assets;

(h)    all Retained Recall Liabilities;

(i)    all Liabilities related to Taxes incurred by Sellers or their respective Affiliates; provided that Transfer Taxes and Apportioned Obligations shall be governed by Section 7.18 hereof;

(j)    without duplication of matters described in clauses (b), (c) or (d) of this Section 2.4, all Liabilities arising or to be paid or performed on or prior to the Closing under the Acquired Contracts, including any amounts due and payable or obligations required to be performed or discharged under the Acquired Contracts on or prior to the Closing, as well as any Liabilities relating to defaults or breaches thereunder occurring on or prior to the Closing;

(k)    all Liabilities arising out of or relating to any Action, regardless of when commenced or made and irrespective of the legal theory asserted, arising out of or relating to the Product or the Acquired Assets, to the extent relating to the period of time on or prior to the Closing;

(l)    all Liabilities arising from or relating to (i) any employee or other service provider of a Seller or any Affiliate of a Seller who is not a Product Employee, (ii) any Non-Hired Employee, (iii) any On Leave Hired Employee, for periods before commencement of such employee’s active employment with a Purchaser or any Affiliate of a Purchaser following his or her return from leave and (iv) any Hired Employee, to the extent such Liability arises from or relates to such employee’s employment with or termination from a Seller or any Affiliate of a Seller (whether such Liability becomes known or is to be paid or payable prior to, on, or after the Closing Date) including, without limitation, any accrued but unused vacation pay, sick time and floating holiday entitlement for any Hired Employee; and

(m)    all Liabilities arising from or relating to any Seller Plan and each other employee benefit plan or program with respect to which a Seller or any Affiliate thereof has, now or in the future, any obligation to make contributions or pay benefits.

For the avoidance of doubt any Liability arising from or relating to any of the items identified on Schedule 5.6(a) or Schedule 5.6(b) of the Seller Disclosure Letter are Excluded Liabilities.

2.5    Cooperation Regarding Excluded Liabilities. From and after the Closing, Purchasers shall use their commercially reasonable efforts to cooperate with Sellers with respect to the performance or discharge of the Excluded Liabilities to the extent such performance or discharge reasonably requires    the use or delivery of any Acquired Assets. Sellers shall reimburse Purchasers for the reasonable out-of-pocket costs incurred by Purchasers in performing its obligations under this Section 2.5.

ARTICLE 3

CONSIDERATION

3.1    Upfront Payment. On the Closing Date, Purchasers shall make an upfront, fully earned and non-refundable payment to Sellers in the amount of sixty million Dollars ($60,000,000) (the “Upfront Payment”).

3.2    Net Sales Milestones. Within [***] days following the end of the Calendar Year in which the applicable sales milestone noted below is first attained, Purchasers shall make the following one-time-only milestone payments (each a “Net Sales Milestone Payment” and, collectively the “Net Sales Milestone Payments”) to Sellers:

Sales Milestone Event	Net Sales Milestone Payment
[***] in combined Net Sales by Sellers and Purchasers in the Calendar Year ending December 31, 2016, or by Purchasers in any subsequent Calendar Year	$20,000,000
[***] in Net Sales in any Calendar Year	$20,000,000
[***] in Net Sales in any Calendar Year	$25,000,000

For the avoidance of doubt, if in the same Calendar Year multiple sales milestones are first attained independently of each other, then the applicable Net Sales Milestone Payments for all such sales milestones attained shall be due in accordance with this Section 3.2. For example, assuming no Net Sales Milestone Payments were payable in Calendar Year 2016, if, in Calendar Year 2017, there are [***] in Net Sales, then Purchasers shall be required to pay to Sellers Net Sales Milestone Payments of $20,000,000 and $20,000,000 in respect of such Calendar Year 2017. For the avoidance of doubt, no Net Sales Milestone Payment shall be made more than once. Accordingly, the maximum of Net Sales Milestone Payments that may be earned and paid is $65,000,000.

3.3    Reports and Payments.

(a)    No more than [***] days following the end of the Calendar Quarter in which the Closing occurs, Sellers shall deliver to Purchasers a written report setting forth Sellers’ and its Affiliates’ total Net Sales from January 1, 2016 up to but not including the Closing Date.

(b)    Within [***] days after the end of each Calendar Quarter during which a Sales Milestone Event set forth in Section 3.2 is first attained, Purchasers shall deliver to Sellers notice in writing that such Sales Milestone Event has been attained.

(c)    Within [***] days after the end of each Calendar Quarter starting with the Calendar Quarter in which the Closing occurs, Purchasers shall deliver to Sellers a written report (each, a “Quarterly Milestone Report”) setting forth the following: (i) the Net Sales of Purchasers (with sufficient details of the calculation of the foregoing) during each completed Calendar Quarter in the current Calendar Year and (ii) any Net Sales Milestone Payments to be made by Purchasers in such Calendar Quarter.

(d)    All payments due under this Agreement shall be paid in U.S. Dollars by wire transfer of immediately available funds to the bank account that Sellers may designate in writing from time to time.

(e)    Purchasers and their respective Affiliates shall keep and maintain for [***] years complete and accurate records in sufficient detail to allow confirmation of any payment calculations or components thereof and made hereunder. Upon the written request of Sellers and not more than once in each Calendar Year, Purchasers and their respective Affiliates shall permit [***] an independent certified public accounting firm of internationally-recognized standing, selected by Sellers (provided that Sellers shall not, without Purchasers’ prior written consent, select the same public accounting firm that conducts Sellers’ annual financial statement audit) and reasonably acceptable to Purchasers, to have access, with not less than [***] days’ notice, during normal business hours, to the records of Purchasers and their respective Affiliates as may be reasonably necessary to verify the accuracy of the payments hereunder. The accounting firm shall be instructed to provide Purchasers and Sellers with a preliminary report of its findings and will provide Purchasers with an opportunity to respond to any questions raised or issues identified. For purposes of delivery of a report to Sellers, the accounting firm shall redact any proprietary information of Purchasers not relevant to reporting whether or not a Net Sales Milestone Payment was owed but not paid by Purchasers. The accounting firm’s audit report shall state whether the applicable Quarterly Milestone Report(s) is/are correct or not, and, if applicable, the specific details concerning any discrepancies. The result of the audit shall be final and binding on the Parties. If the accounting firm concludes that a Net Sales Milestone Payment was owed but not paid by Purchasers, (i) Purchasers shall pay the applicable Net Sales Milestone Payment, with interest from the date originally due as provided in Section 3.4, within [***] days of the date Purchasers receive such accounting firm’s written report so concluding and (ii) Purchasers shall pay all reasonable costs and expenses of the accounting firm incurred by Sellers in the course of making such conclusion.

3.4    Interest on Late Payments. If any payment due to Sellers under this Agreement is determined pursuant to Section 3.3(e) to be due and to have not been paid when due, then Purchasers shall pay interest on any unpaid amount at an annual rate (but with interest accruing on a daily basis) of [***] basis points above [***] for deposits in Dollars having a maturity of [***] month published by [***], as adjusted from time to time on the first [***] business day of each month, such interest to run from the date on which payment of such sum became due until payment thereof has been made in full together with such interest.

3.5    Withholding Taxes. All payments made under this Article 3 shall be free and clear (exclusive of) of any and all Taxes, duties, levies, fees or other charges (including VAT), except for withholding Taxes. Where any sum due to be paid to Sellers hereunder is subject to any withholding or deduction of Taxes, the Parties shall use commercially reasonable efforts to do all such acts and things and to sign all such documents as shall enable them to take advantage of any applicable double taxation agreement or treaty. In the event there is no applicable double taxation agreement or treaty, or if an applicable double taxation agreement or treaty reduces but does not eliminate such withholding or deduction of Taxes, Purchasers shall deduct any withholding Taxes from payment and pay such withholding or similar Tax to the appropriate governmental entity, deduct the amount paid from the amount due to Sellers and secure and send to Sellers the best available evidence of such payment. Any such withheld Taxes shall be treated as paid to Sellers for all purposes of this Agreement.

3.6    Allocation.

(a)    The Upfront Payment, any Net Sales Milestone Payments and the amount of the Assumed Liabilities (to the extent any of these items are relevant in determining purchase price for Tax purposes) shall be allocated among the Acquired Assets and the termination of the Product License Agreement or the Product Supply Agreement as set forth in this Section 3.6(a). The Parties agree that the transfer of the Acquired Assets constitutes a sale of the Acquired Assets for United States federal income tax purposes and that the Upfront Payment, any Net Sales Milestone Payments and the Assumed Liabilities allocable to the Acquired Assets are received in exchange for such sale. No later than [***] days after the Closing Date, Purchasers shall provide Sellers with a schedule allocating the consideration (as determined for U.S. federal income tax purposes) among the Acquired Assets (the “Preliminary Allocation”). The Preliminary Allocation shall be final and binding on the Parties unless Sellers notify Purchasers of their objections, if any, no later than [***] days after Sellers receive the Preliminary Allocation. If Sellers so notify Purchasers of their objection to the Preliminary Allocation, the Parties shall cooperate in good faith to resolve such disagreement. If the Parties are unable to resolve such disagreements within [***] days of Purchasers’ receipt of Sellers’ notice of disagreement, the Preliminary Allocation schedule shall be referred to an independent certified public accounting firm of internationally-recognized standing mutually acceptable to each Party, whose resolution shall be final and binding on the Parties. The Parties agree that the final allocations reached pursuant to the procedures set forth in this Section 3.6(a) (the “Final Allocation”) will be determined at arm’s length and shall not be changed except as may be required as a result of a change in Law occurring after the date of this Agreement, as may be required by a taxing authority in connection with an examination of the transaction or otherwise pursuant to final determination within the meaning of Section 1313 of the U.S. Tax Code. The Parties shall [***] the costs and expenses of such accounting firm.

(b)    Except as required by applicable Law, Sellers and Purchasers shall report the Tax consequences of the Transaction in a manner consistent with the Final Allocation, as it may be revised from time to time, and the Tax characterization described in Section 3.6(a) and shall not take any position inconsistent therewith in preparing any Tax Returns, IRS Form 8594 and any other Tax forms or filings, as well as in preparing any published financial statements in accordance with GAAP, and none of Sellers or Purchasers shall take any position inconsistent therewith upon examination of any Tax Return, in any Tax refund claim, or in any Tax litigation or investigation, without the prior written consent of the other Parties, except as may be required as a result of a change in Law occurring after the date of this Agreement, as may be required by a taxing authority in connection with an examination of the transaction or otherwise pursuant to final determination within the meaning of Section 1313 of the U.S. Tax Code.

(c)    Purchasers and Sellers shall cooperate fully, as and to the extent reasonably requested by the other applicable Parties, and shall retain and (upon the other applicable Parties’ request) furnish or cause to be furnished to the other applicable Parties, as promptly as practicable, such information and assistance relating to the Acquired Assets and the Assumed Liabilities as is reasonably necessary for the preparation and filing of any Tax Return, claim for refund or other required or optional filings relating to Tax matters, for the preparation for any Tax audit, for the preparation for any Tax protest, or for the prosecution or defense of any suit or other proceeding relating to Tax matters.

ARTICLE 4

CLOSING

4.1    Closing. On the terms and subject to the conditions set forth in this Agreement, the sale, conveyance, assignment, transfer and delivery of the Acquired Assets and the assumption of the Assumed Liabilities contemplated by this Agreement (collectively, the “Closing”) shall take place at the offices of Sullivan & Cromwell LLP, 1888 Century Park East, Suite 2100, Los Angeles, California 90067, at 10:00 a.m., New York City time, on the [***] Day following the satisfaction or waiver of the conditions precedent to Closing specified in Article 8 (other than those conditions that by their nature are to be satisfied at the Closing, but subject the satisfaction or waiver of such conditions), or at such other time and place as Purchasers and Sellers mutually agree in writing. The date on which the Closing occurs is referred to as the “Closing Date.” The Closing shall be deemed effective as of 11:59 p.m., New York City time, on the Closing Date.

4.2    Seller Closing Deliveries. At the Closing, Sellers shall deliver, or cause to be delivered, to Purchasers the following:

(a)    the Ancillary Agreements duly executed by Sellers or one or more of their respective Affiliates, as applicable;

(b)    such assignments and other instruments of transfer as and to the extent necessary to effect the transfer of the Acquired Intellectual Property, in each case duly executed by the applicable Seller(s) (it being understood that no such assignment or other instrument of transfer shall require any Seller to make any additional representations, warranties or covenants, expressed or implied, not contained in this Agreement);

(c)    evidence of the termination of the [***];

(d)    a certificate, dated the Closing Date, duly executed by an officer of each Seller, certifying the satisfaction of the conditions set forth in Sections 8.2(a), 8.2(b) and 8.2(c);

(e)    evidence of the termination and release of all Encumbrances on the Acquired Assets in form and substance reasonably satisfactory to the Purchasers; and

(f)    letters to the applicable regulatory authorities relating to the transfer of the Acquired Regulatory Approvals reasonably agreed by the Parties in accordance with Section 7.4 executed (to the extent required) by Sellers or their applicable Affiliates to be submitted to the relevant Governmental Entities;

4.3    Purchaser Closing Deliveries. At the Closing, Purchasers shall deliver, or cause to be delivered, to Sellers the following:

(a)    the Upfront Payment, by wire transfer of immediately available funds to a bank account or accounts designated by Sellers;

(b)    the Ancillary Agreements duly executed by Purchasers or one or more of their respective Affiliates, as applicable;

(c)    counterparts to the assignments and other instruments of transfer contemplated by Section 4.2(b), in each case duly executed by the applicable Purchaser(s) (it being understood that no such assignment or other instrument of transfer shall require any Purchaser to make any additional representations, warranties or covenants, expressed or implied, not contained in this Agreement);

(d) evidence of the termination of the [***];

(e)    a certificate, dated the Closing Date, duly executed by an officer of each Purchaser, certifying the satisfaction of the conditions set forth in Sections 8.3(a) and 8.3(b); and

(f)    letters to the applicable regulatory authorities relating to the transfer of the Acquired Regulatory Approvals reasonably agreed by the Parties in accordance with Section 7.4 executed (to the extent required) by Purchasers or their applicable Affiliates to be submitted to the relevant Governmental Entities.

4.4    Risk of Loss. Subject to Section 7.5, as of the Closing, title to the Acquired Assets shall be transferred to Purchasers. After the Closing (or with respect to any Nonassigned Asset at such later time as such Nonassigned Asset is transferred and assigned to either Purchaser), Purchasers shall bear all risk of loss associated with the Acquired Assets and shall be solely responsible for procuring adequate insurance to protect the Acquired Assets against any such loss.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF SELLER

As an inducement of Purchasers to enter into this Agreement, Sellers hereby make the following representations and warranties to Purchasers, except as otherwise set forth in the written disclosure schedules attached hereto (the “Seller Disclosure Letter”). The Schedules in the Seller Disclosure Letter are numbered to correspond to the various Sections and subsections of this Article 5 setting forth certain exceptions to the representations and warranties contained in this Article 5 and certain other information called for by this Agreement. All disclosure made in any particular Schedule shall be deemed made in all other Schedules in the Seller Disclosure Letter if it is reasonably apparent on the face of such disclosure (without reference to the documents referenced therein) that such disclosure applies to such other representations and warranties:

5.1    Organization, Power and Standing. Each Seller and each of its Affiliates holding Acquired Assets is duly organized, validly existing and in good standing in its jurisdiction of formation or organization, and has the requisite corporate power and authority to own and operate the Acquired Assets. Each Seller and each of its Affiliates holding Acquired Assets is duly qualified to do business and in good standing in each jurisdiction where the ownership of the Acquired Assets requires such qualification, except where the failure to be so qualified or in such good standing does not and would not reasonably be expected to have a Material Adverse Effect.

5.2     Authority, Non-Contravention, Required Filings.

(a)    Each Seller has the requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder, and each Seller and each of its Affiliates holding Acquired Assets has the requisite power and authority to consummate the Transaction. The execution and delivery of this Agreement by each Seller, the performance by Sellers of their obligations hereunder and the consummation by Sellers and each of their respective Affiliates holding Acquired Assets of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of each Seller or such Affiliates, as applicable. As of the Closing, the execution and delivery of each Ancillary Agreement by each Seller or its Affiliates, and the performance by Sellers or their respective Affiliates holding Acquired Assets of their obligations thereunder and the consummation by Sellers or their respective Affiliates holding Acquired Assets of the transactions contemplated thereby, will have been duly authorized by all necessary corporate action on the part of each Seller or its Affiliates.

(b)    This Agreement has been duly executed and delivered by each Seller and constitutes a valid and binding obligation of each Seller, enforceable against it in accordance with its terms, and, as of the Closing, each Ancillary Agreement will have been duly executed and delivered by each Seller or its Affiliates, and will constitute a valid and binding obligation of each Seller or its Affiliates, enforceable against it in accordance with its terms, in each case subject to: (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting the enforcement of creditors’ rights generally; and (ii) general equitable principles (whether considered in a proceeding in equity or at Law).

(c)    The execution and delivery of this Agreement by Sellers do not, and the execution and delivery of each Ancillary Agreement by Sellers or their respective Affiliates as of the Closing, the performance by Sellers or their respective Affiliates of their obligations hereunder or thereunder, and the consummation by Sellers or such Affiliates of the transactions contemplated hereby or thereby will not (i) contravene any provision of the Organizational Documents of any Seller or such Affiliate, (ii) constitute a breach, violate the terms, conditions or provisions of, or result in a default under, or give to others any rights of termination, amendment, acceleration or cancellation of any contract, agreement, Permit or Court Order to which any Seller or such Affiliate is a party or is otherwise bound, (iii) result in the creation of any Encumbrance upon the Acquired Assets or (iv) assuming compliance with the matters referred to in Section 5.2(d), violate in any material respect any provision of any Laws to which any Seller or such Affiliate is subject, except, in the case of clause (ii) or (iv) above, for any such violations or other occurrences, if any, that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(d)    No permit, consent, waiting period expiration or termination, approval or authorization of, or designation, declaration or filing with, any governmental entity on the part of a Seller or any Affiliate of a Seller is required in connection with the execution or delivery by Sellers of this Agreement, the execution and delivery by Sellers or their respective Affiliates of each Ancillary Agreement as of the Closing, or the consummation of the transactions contemplated hereby or thereby other than (i) filings or notices under the HSR Act and (ii) such permits, consents, approvals, authorizations, designations, declarations or filings the absence of which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

5.3    Title to Properties and Assets.

(a)    Sellers or their Affiliates have good and marketable title to the material Acquired Assets, in each case free and clear of all Encumbrances, other than Permitted Encumbrances.

(b)    None of the Sellers or any of their respective Affiliates have granted any rights to the rights granted to Santarus under the Product License Agreement or the Product Supply Agreement to any Person that is not a Seller or VPI. Immediately following the execution of the Termination Agreement by the parties thereto , except as provided in Section 1 to the Termination Agreement, Sellers and VPI will have no rights under the Product License Agreement or the Product Supply Agreement.

5.4    Acquired Contracts. Each of the Acquired Contracts is a valid and binding obligation of a Seller or its Affiliate party thereto and, to the Knowledge of Seller, each other party thereto, and is enforceable against the applicable Seller or such Affiliate and, to the Knowledge of Seller, each other party thereto, in accordance with its terms, and is in full force and effect, subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting the enforcement of creditors’ rights generally and (ii) general equitable principles (whether considered in a proceeding in equity or at Law). None of Sellers or any of their Affiliates are in material breach or material default under any of the Acquired Contracts and, to the Knowledge of Seller, no event has occurred which with the passage of time or the giving of notice or both would result in such a material breach or material default, give to others any rights of termination, material amendment, acceleration or cancellation of, or result in the creation of any Encumbrance applicable to the Acquired Assets and, to Seller’s Knowledge, there is no material breach or material default by any other party, either pending or threatened, with respect to the Acquired Contracts. No party to any Acquired Contract has and, to the Knowledge of Seller, no such party intends to or has threatened to cancel, withdraw, modify or amend any such Acquired Contract. Prior to the date hereof, true, complete and correct copies of all Acquired Contracts have been made available to Purchasers. Except as set forth on Schedule 5.4 of the Seller Disclosure Letter, none of the Acquired Contracts have been entered into by Sellers or their respective Affiliates other than on an arm’s length basis.

5.5    Compliance with Law; Permits; Regulatory Matters.

(a)    Except where failure to comply (i) does not and would not reasonably be expected to have a Material Adverse Effect or (ii) arises out of or results from acts or omissions by Purchasers and/or one or more of their Affiliates, (A) each Seller and each of its Affiliates is, and since the later of (1) the date the applicable Seller acquired any rights in the Acquired Assets and (2) [***] has been, in compliance with all Laws applicable to the Acquired Assets and (B) each Seller and each of its Affiliates is, and since the later of (1) the date the applicable Seller acquired any rights in the Acquired Assets and (2) [***] has been, in compliance with the Acquired Regulatory Approvals, including any FDA post- approval requirements or commitments relating to the Product. No loss or expiration of any Acquired Regulatory Approval held by a Seller or any Affiliate of a Seller is pending or, to Seller’s Knowledge, threatened or reasonably foreseeable.

(b)    Except where failure to comply (i) does not and would not reasonably be expected to have a Material Adverse Effect or (ii) arises out of or results from acts or omissions by a Purchaser or one or more of its Affiliates, the Product has been and is being developed, tested, stored, distributed, promoted, advertised, imported, exported, sold, marketed and otherwise commercialized, as applicable, in compliance with (A) the FDA Act, the PHS Act and guidance by the FDA, (B) all federal, state, local, and foreign healthcare-related fraud and abuse and physician sunshine act laws, including the Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the civil False Claims Act (31 U.S.C. § 3729 et seq.), the administrative False Claims Law (42 U.S.C. § 1320a-7b(a)), the Anti-Inducement Law (42 U.S.C. § 1320a- 7a(a)(5)), the civil monetary penalty laws (42 U.S.C. § 1320a-7a), the exclusion laws (42 U.S.C. § 1320a-7), the criminal false claims statutes under 18 U.S.C. §§ 287 and 1001; (C) the Health Insurance Portability and Accountability Act of 1996 (HIPAA) (42 U.S.C. § 1320 et seq.), as amended by the Health Information Technology for Economic and Clinical Health Act (42 U.S.C. § 17921 et seq.), and any state or foreign counterpart thereof or other law or regulation the purpose of which is to protect the privacy of patients or prescribers; and (D) federal and state Law relating to all Governmental Programs, and none of the Sellers or any of their respective Affiliates have received any written notice of such non-compliance from the FDA or any other Governmental Entity relating to the Product, including any Form FDA 483 observations, or any warning or untitled letters from the FDA.

(c)    One or more Sellers validly holds and has in full force and effect all material Permits, and there has occurred no continuing violation of, or continuing default (with or without notice or lapse of time or both) under, or event giving to any other Person any current right of termination, amendment or cancellation of, any such Permit.

(d)    To Seller’s Knowledge, all reports, documents, claims, notices and other records required to be filed, maintained, or furnished to the FDA or any other drug regulatory agency by Sellers or any of their respective Affiliates with respect to the Product, including reports of adverse experience, have been so filed, maintained or furnished and were complete and correct in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing).

5.6    Litigation.

(a)    There is no Action or Court Order pending or, to Seller’s Knowledge, currently threatened against Sellers or any Affiliate of a Seller with respect to or relating primarily to any of the Acquired Assets, the Product or the Business as of the date of this Agreement. There is no Action pending by any Seller, or that any Seller intends to initiate, against any other Person relating to or affecting the Business or the Acquired Assets.

(b)    To Seller’s Knowledge, there are no facts or circumstances that would be reasonably expected to give rise to any Action or Court Order that would be required to be disclosed pursuant to Section 5.6(a) above.

(c)    None of the Sellers or any of their respective Affiliates are a party or subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality with respect to or relating primarily to any of the Acquired Assets, the Product or the Business, other than those that would not, individually or in the aggregate, reasonably be expected to be material to the Acquired Assets, the Product or the Business, taken as a whole.

5.7    Intellectual Property.

(a)    To the Knowledge of Seller, no Third Party is infringing, misappropriating or otherwise violating any Acquired Intellectual Property. Sellers and their Affiliates have made all necessary filings, registrations and issuances with respect to, and to maintain, the Acquired Intellectual Property.

(b)    None of the Sellers or any of their respective Affiliates have assigned or sub-licensed to any Third Party any Intellectual Property licensed under the Product License Agreement except as permitted and in accordance with the relevant provisions therein.

(c)    To Seller’s Knowledge, the operation of the Business as currently conducted, including the Commercialization of the Product, does not infringe upon, misappropriate or violate any Intellectual Property rights of Third Parties. None of the Sellers or any of their respective Affiliates have received any written charge, complaint, claim, demand, notice or other written communication alleging that the ownership or use of the Acquired Assets or the Commercialization of the Product infringes upon, misappropriates or violates any Intellectual Property rights of Third Parties.

5.8    Employee Matters.

(a)    Schedule 5.8(a) of the Seller Disclosure Letter sets forth the name of each Product Employee. In addition, with respect to each Product Employee, to the extent permitted by applicable Law, Schedule 5.8(a) of the Seller Disclosure Letter sets forth the following information as of the date of this Agreement: (i) date of hire, (ii) position, (iii) annual base salary (or wages), (iv) annual target incentive compensation opportunity, (v) the location where such employee performs services for a Seller or its Affiliates and (vi) to the extent such employee is on leave (including due to vacation, military service, disability or otherwise), the type of leave and, to Seller’s Knowledge, the expected date of return from leave.

(b)    Schedule 5.8(b) of the Seller Disclosure Letter sets forth a true and complete list of each material Seller Plan. Sellers have provided a true and complete copy of each material Seller Plan (or, for any such plan that is unwritten, a written description of the material terms thereof), including, to the extent applicable, all amendments adopted since the most recent restatement. Neither Sellers nor any of their respective Affiliates have communicated to any Product Employee any intention or commitment to amend or modify any Seller Plan or to establish or implement any other employee or retiree benefit or compensation plan or arrangement.

(c)    Each Seller Plan which is intended to be “qualified” within the meaning of Section 401(a) of the U.S. Tax Code is so qualified and has received notification from the appropriate Governmental Entity as to its qualification and, to Seller’s Knowledge, there are no existing circumstances that could reasonably be expected to adversely affect the qualified status of any such Seller Plan. None of the Sellers or any of their respective Affiliates have offered, or have any obligation to provide, now or in the future, to any Product Employee any health, medical, dental, accident, disability, death, insurance or other welfare benefits for any period extending beyond any Product Employee’s termination of employment (other than benefit continuation required by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, for which the employee or beneficiary is required to pay the maximum contribution permitted by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended).

(d)    Neither the execution of this Agreement nor the consummation of the Transaction will, either alone or in combination with any other event, entitle any Product Employee to severance pay or any other payment, compensation or benefit, accelerate the time of payment or vesting of any payment or funding of compensation or benefits, or increase the amount payable to any Product Employee under any Seller Plan.

(e)    None of the Sellers or any of their respective Affiliates are subject to or bound by, or have at any time during the [***] years prior to the date of this Agreement been subject to or bound by, any labor agreement or collective bargaining agreement with respect to the Product Employees and no such agreement is presently being negotiated. No union or organizational campaign has during the [***] years prior to the date of this Agreement been conducted with respect to the Product Employees, and to the Seller’s Knowledge no such campaign is currently in progress. There has not occurred, nor to Seller’s Knowledge is there now threatened, any walkout, strike, work stoppage, work slowdown, or any other similar occurrence with respect to the Product Employees.

(f)    With respect to the Product Employees, Sellers and each of their respective Affiliates are in material compliance with all applicable Laws with respect to labor, employment, fair employment practices (including equal employment opportunity laws), terms and conditions of employment, workers’ compensation, occupational safety and health, affirmative action, employee privacy, plant closings, worker classification matters, immigration matters and wages and hours. Each Product Employee has been classified and treated as a common law employee by Sellers or their respective Affiliates since his or her date of hire.

(g)    To the Knowledge of Seller, each Product Employee is qualified to perform, and has received all certifications and training to perform, his or her duties with Sellers and any of their respective Affiliates.

5.9    Taxes.

(a)    Sellers and their respective Affiliates have timely paid all Taxes which will have been required to be paid by it, the non-payment of which would result in a Encumbrance on any Acquired Asset, would otherwise adversely affect the Business or would result in any Purchaser becoming liable or responsible therefor.

(b)    Sellers and their respective Affiliates have established, in accordance with generally accepted accounting principles applied on a basis consistent with that of preceding periods, adequate reserves for the payment of, and will timely pay, all Taxes which arise from or with respect to the Acquired Assets or the operation of the Business and are incurred or attributable to a Tax period (or portion thereof) ending on or prior to the Closing, the non-payment of which would result in an Encumbrance on any Acquired Asset, would otherwise adversely affect the Business or would result in Purchasers becoming liable therefor.

5.10    Customers and Service Providers. Schedule 5.10 of the Seller Disclosure Letter sets forth a complete list of each of the top [***] customers and service providers (other than Purchasers) of the Business by revenue and invoices, respectively, during the [***]months preceding the date hereof. The relationships of Sellers and their respective Affiliates with each such customer or service provider are good commercial working relationships, and since [***], no such service provider or customer has cancelled or otherwise terminated, or to the Knowledge of Seller threatened to cancel or otherwise terminate, its relationship with Sellers or any of their respective Affiliates. Since [***], none of the Sellers or any of their respective Affiliates have received any written notice that any such customer or service provider intends to cancel or otherwise materially and adversely modify its relationship with Sellers or any of their respective Affiliates.

5.11    Absence of Changes. Since [***] and through the date of this Agreement, (a) except for matters relating to the Transaction, the Business has been conducted in the ordinary course of business, consistent with past practice and (b) there has not been a Material Adverse Effect or any event, occurrence, effect, matter, change, development or state of facts or development that, individually or in the aggregate is reasonably likely to result in a Material Adverse Effect and (c) except for matters relating to the process for the Transaction, neither Sellers nor any of their respective Affiliates has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in clauses (i), (v), (vi), (vii) or (ix) of Section 7.1(a), other than any actions that are expressly contemplated or permitted by this Agreement or any Ancillary Agreement.

5.12    Brokers. Sellers have not incurred, nor will Sellers incur, directly or indirectly, any Liability for brokers’ or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or the consummation of the Transaction.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchasers hereby makes the following representations and warranties to Sellers:

6.1    Organization, Power and Standing. Each Purchaser is duly organized, validly existing and in good standing under the Laws of the Netherlands, and has the requisite corporate or limited liability power and authority to own and operate its business as presently conducted. Each Purchaser is duly qualified to do business and in good standing in each jurisdiction where the operations of its business requires such qualification, except where the failure to be so qualified or in such good standing does not and would not reasonably be expected to prevent or materially delay the ability of Purchasers to consummate the Transaction or the Financing.

6.2    Authority, Non-Contravention, Required Filings.

(a)    Each Purchaser has the requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the Transaction. The execution and delivery of this Agreement by each Purchaser, and the performance by each Purchaser of its obligations hereunder and the consummation by each Purchaser of the Transaction, have been duly authorized by all necessary corporate action on the part of Purchaser. As of the Closing, the execution and delivery of each Ancillary Agreement by each Purchaser or its Affiliates, and the performance by each Purchaser or its Affiliates of their obligations thereunder and the consummation by each Purchaser or its Affiliates of the transactions contemplated thereby, will have been duly authorized by all necessary corporate action on the part of each Purchaser or its Affiliates.

(b)    This Agreement has been duly executed and delivered by each Purchaser and constitutes a valid and binding obligation of each Purchaser, enforceable against it in accordance with its terms, and, as of the Closing, each Ancillary Agreement will have been duly executed and delivered by each Purchaser or its Affiliates, and will constitute a valid and binding obligation of each Purchaser or its Affiliates, enforceable against it in accordance with its terms, in each case subject to: (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting the enforcement of creditors’ rights generally; and (ii) general equitable principles (whether considered in a proceeding in equity or at Law).

(c)    The execution and delivery of this Agreement by Purchasers do not, and the execution and delivery by Purchasers or their respective Affiliates of each Ancillary Agreement as of the Closing, the performance by Purchasers or their respective Affiliates of their obligations hereunder and thereunder and the consummation by Purchasers or their respective Affiliates of the transactions contemplated hereby and thereby will not (i) contravene any provision of the Organizational Documents of any Purchaser or such Affiliate, (ii) constitute a breach, violate the terms, conditions or provisions of, or result in a default under, or give to others any rights of termination, amendment, acceleration or cancellation of any contract, agreement or Court Order to which any Purchaser or such Affiliate is a party or is otherwise bound, or (iii) assuming compliance with the matters referred to in Section 6.2(d), violate in any material respect any provision of any Laws to which any Purchaser or such Affiliate is subject, except, in the case of clause (ii) or (iii) above, for any such violations or other occurrences, if any, that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Purchasers to consummate the Transaction.

(d)    No permit, consent, waiting period expiration or termination, approval or authorization of, or designation, declaration or filing with, any governmental entity on the part of a Purchaser or any Affiliate of a Purchaser is required in connection with the execution or delivery by Purchasers or their respective Affiliates of this Agreement or any Ancillary Agreement or the consummation of the transactions contemplated hereby or thereby other than (i) filings or notices under the HSR Act and (ii) such permits, consents, approvals, authorizations, designations, declarations or filings the absence of which would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Purchasers to consummate the Transaction.

6.3    Sufficient Funds Available. Subject to availability of the Financing, Purchasers will have in the aggregate at Closing cash available to it in an amount adequate to pay to Sellers the Upfront Payment, and to pay the fees and expenses Purchasers incurred in connection with the Transaction.

6.4    Brokers. Purchasers have not incurred, nor will they incur, directly or indirectly, any Liability for brokers’ or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or the consummation of the Transaction other than fees payable to [***], whose fees and expenses will be paid by Purchasers or their respective Affiliates.

6.5    No Knowledge of Potential Claims. As of the date hereof, Purchasers are not aware of any facts or circumstances that would serve as the basis for a claim by Purchasers or their respective Affiliates against Sellers based upon a breach of any of the representations and warranties of Sellers contained in this Agreement.

ARTICLE 7

COVENANTS AND AGREEMENTS

7.1    Conduct Prior to Closing.

(a)    During the period beginning on the date of this Agreement through the earlier of the Closing or the termination of this Agreement (the “Pre-Closing Period”), except as otherwise contemplated by this Agreement or as Purchasers otherwise agree in writing in advance, Sellers shall conduct the Business in the ordinary course and use its commercially reasonable efforts to preserve intact the Business and its relationship with its customers, suppliers and service providers. Except as expressly required by applicable Law or as set forth in this Agreement, Sellers shall not and shall not permit their respective Affiliates to, without the consent of Purchasers in writing (such consent not to be unreasonably withheld, delayed or conditioned):

(i)    mortgage, lease, pledge or otherwise encumber any Acquired Assets or sell, transfer, license, permit to lapse or otherwise dispose of any Acquired Assets except, in each case, in the ordinary course of business and consistent with past practice;

(ii)    terminate or fail to exercise renewal options with respect to any Acquired Contract, make any material change in or waive any material right under any Acquired Contract or enter into any Contract related to the Product that would be binding on any Purchaser following the Closing;

(iii)    make any change in the manner in which Sellers or their respective Affiliates generally extends rebates, discounts or credit to, or otherwise deal with, customers with respect to the Product or the Acquired Assets;

(iv)    except as announced prior to the date of this Agreement, as required by a Governmental Entity or applicable Law, change any selling price of the Product; provided that Purchasers will be deemed to have given its consent under this Section 7.1(a)(iv) unless Purchasers object to such proposed change on reasonable grounds no later than [***] Days after actual receipt by Purchasers from the Company of all reasonable information relating to such change;

(v)    accelerate the delivery or sale of the Product in a manner materially inconsistent with past practice and the ordinary course of business;

(vi)    commence, waive, release, assign, initiate, pay, discharge, settle or compromise any pending or threatened claim, action, litigation, arbitration or proceeding primarily related to the Product or the Acquired Assets;

(vii)    enter into any agreement or arrangement the purpose of which would be to limit or restrict the Commercialization of the Product in any material respect following the Closing;

(viii)    (A) revise or modify any promotional material (including any labeling) included in the Regulatory Documentation or (B) add, remove or otherwise alter in any material respect any references to the Product in any website controlled by any of the Sellers or their respective Affiliates or any of the content of such references in any such website, in each case ((A) and (B)), except as required by a Governmental Entity or as otherwise required by applicable Law;

(ix)    correspond, communicate or consult with the FDA or similar Governmental Entity, in each case with respect to the Product, outside the ordinary course of business without providing Purchasers with prior written notice and the opportunity to consult with Sellers with respect to such correspondence, communication or consultation;

(x)    (A) abandon, lapse or allow to lapse any Acquired Intellectual Property or (B) grant any license, sublicense or other right with respect to any Acquired Intellectual Property;

(xi)    except as required under any Seller Plan in accordance with its terms as of the date of this Agreement or by applicable Law, (A) increase the base salary (or wages), target incentive compensation opportunity or benefits of any Product Employee, except for (1) increases due to a promotion, (2) increases effective after [***] and (3) increases in benefits that apply generally to all participants under a Seller Plan, in each case, in the ordinary course of business and consistent with past practice, (B) grant, pay or increase any severance, termination, retention or change in control pay or benefits to any Product Employee, (C) terminate the employment of any Product Employee, except for terminations of the employment of Product Employees for misconduct or other acts constituting “cause,” or (D) adopt, enter into, amend or terminate any Seller Plan (or any plan, agreement, program or policy that would be a Seller Plan if it were in existence as of the date hereof) that applies solely to Product Employees or (E) agree or commit to do any of (A), (B), (C) or (D); or

(xii)    agree or commit to do any of the foregoing.

(b)    Purchasers acknowledge and agree that nothing contained in this Agreement shall give Purchasers, directly or indirectly, the right to control or direct Sellers’ or their Affiliates’ operations prior to the Closing.

7.2    Diligence to Achieve Milestones. Following the Closing, Purchasers and their respective Affiliates shall use Commercially Reasonable Efforts to achieve the level of Net Sales required for the achievement of the Net Sales Milestone Payments set forth in Section 3.2.

7.3    Access to Information; Confidentiality.

(a)    During the Pre-Closing Period, Sellers shall afford Purchasers reasonable access to documents and other materials of Sellers or any of their respective Affiliates to the extent exclusively relating to the Acquired Assets; provided, however, that Sellers shall not be obligated to provide such information if doing so would (i) based on advice of Sellers’ counsel, create any potential Liability under applicable Laws or would jeopardize the protection of any attorney-client or other legal privilege, or (ii) in the reasonable judgment of Sellers, would (A) result in the improper disclosure of any trade secrets of Third Parties or (B) violate a Contract or obligation of confidentiality owing to a Third Party. Purchasers acknowledge and agree that any information provided to Purchasers or their respective representatives pursuant to this Section 7.3(a) or otherwise by or on behalf of Sellers or its representatives shall be subject to the terms and conditions of the Confidentiality Agreement.

(b)    For a period of [***] years following the Closing, Sellers shall, and shall use reasonable best efforts to cause their respective Affiliates to, treat as confidential and shall safeguard and only use as is required pursuant to this Agreement and the Ancillary Agreements any and all confidential or proprietary information, knowledge and data about the Business and the Acquired Assets to the same degree as if such information were subject to the terms of the Confidentiality Agreement; provided, however, that the confidentiality obligations set forth in this Section 7.3(b) shall not extend to such information, knowledge and data that is publicly available or becomes publicly available through no act or omission of Sellers or their respective Affiliates, or becomes available on a non-confidential basis from a source other than Sellers or their respective Affiliates so long as such source is not known (after due inquiry) by Sellers or their respective Affiliates to be bound by a confidentiality agreement with or other obligations of secrecy to Purchasers or any of their respective Affiliates, customers, suppliers or service providers.

7.4    Transfer of Acquired Regulatory Approvals.

(a)    Sellers and Purchasers shall establish a mutually acceptable and prompt communication and interaction process to ensure the orderly transfer of the Acquired Regulatory Approvals at the Closing. Prior to the Closing, the Parties shall reasonably agree upon the form of the letters to the applicable regulatory authorities relating to the transfer of the Acquired Regulatory Approvals. Sellers and Purchasers hereby agree, from the Closing until the earlier of (i) [***] or (ii) [***] months following the Closing Date, to take all actions required by any Governmental Entity to effect the transfer of the Acquired Regulatory Approvals from a Seller or one of its Affiliates to a Purchaser or one of its Affiliates, and to cooperate with each other in order to effectuate the foregoing transfer of the Acquired Regulatory Approvals; provided that neither Sellers nor any of their respective Affiliates shall be required to pay money to any Governmental Entity in connection with such actions, except for customary filing or application fees required to be paid by Seller or any of their respective Affiliates, all of which shall be reimbursed upon demand by Purchasers.

(b)    From the Closing until the earlier of (i) [***] or (ii) [***] months from the Closing Date, a Seller or its applicable Affiliate shall hold and maintain each Acquired Regulatory Approval in its name for the account, risk and benefit of such Purchaser and its Affiliate, and Sellers and their applicable Affiliates shall serve as Purchasers’ and their applicable Affiliates’ agent for all required regulatory submissions relating to the Product.

(c)    Sellers may retain an archival copy of any Acquired Regulatory Approval including supplements and records that are required to be kept under 21 C.F.R. §600.81.

7.5    Third Party Consents.

(a)    Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to assign or transfer any Acquired Contract or any other Acquired Asset that is not assignable or transferable without the Consent of any Third Party to the extent that such Consent shall not have been obtained prior to the Closing; provided, however, that Sellers shall use, both prior to and for [***] months after the Closing Date, commercially reasonable efforts to obtain, and Purchasers shall use commercially reasonable efforts to assist and cooperate with Sellers in connection therewith, all necessary Consents to the assignment and transfer thereof; provided, further, that (a) none of Sellers, Purchasers or any of their respective Affiliates shall be required to pay money to any Third Party, commence any litigation or offer or grant any accommodation (financial or otherwise) to any Third Party in connection with such efforts and (b) to the extent the foregoing shall require any action by Sellers or any of their respective Affiliates that would, or would continue to, affect the Product or Acquired Assets after the Closing, such action shall require the prior written consent of Purchasers (which consent shall not be unreasonably withheld, conditioned or delayed). With respect to any Acquired Contract or any other Acquired Asset that is not assigned or transferred to Purchasers at the Closing by reason of this Section 7.5 (a “Nonassigned Asset”), for a period beginning on the Closing Date and ending on the earlier of (i) the time such requisite Consent is obtained and the foregoing is transferred and assigned to either Purchaser, (ii) the time Purchasers notify Sellers that a Purchasers has obtained alternative arrangements and no longer requires the applicable Nonassigned Asset, (iii) in the case of any Acquired Contract, the effective date on which such Acquired Contract has expired or been terminated and (iv) [***] the Closing Date, Sellers shall, and shall cause their respective Affiliates to, use commercially reasonable efforts to provide to Purchasers substantially all of the practical benefit and burden thereof and shall enforce, at the request of and for the benefit of Purchasers, any rights of any of Sellers or their respective Affiliates arising thereunder against any Third Party, including the right to seek any available remedies or to elect to terminate in accordance with the terms thereof upon the advice of Purchasers. As a condition to Sellers providing Purchaser with the benefits of any Nonassigned Asset, Purchasers shall perform, at the direction of Sellers, the obligations of the applicable Seller thereunder.

(b)    Sellers or their respective Affiliates shall use their respective commercially reasonable efforts to assign to Purchasers any Shared Contract (including Assumed Liabilities arising thereunder related to the portion of the Shared Contract to be assigned hereunder, which Purchasers shall assume and pay, perform and discharge subject to and in accordance with Sections 2.3 and 2.4) only with respect to (and preserving the meaning of) those portions that provide for the provision of goods or services to the Business and any other generally applicable provisions, while preserving for Sellers and their respective Affiliates the meaning of, and all rights and benefits under, those portions that provide for the provision of goods or services to Sellers’ and their respective Affiliates’ other businesses and any other generally applicable provisions; provided, however, that (i) in no event shall any Seller or its Affiliates be required to assign (or amend) any portion of any Shared Contract unless and until all required Consents, if any, with respect to such assignment (or amendment) have been obtained and are in full force and effect and (ii) if any Shared Contract cannot be so partially assigned by its terms or otherwise, or cannot be amended, without such required Consent(s), then (A) the applicable Seller, Purchasers and their respective Affiliates shall cooperate and use their respective commercially reasonable efforts to obtain all required Consents to so assign (or amend) such Shared Contract and (B) the applicable Seller, Purchasers and their respective Affiliates shall cooperate with each other to, to the extent permitted by the applicable Shared Contract, establish an agency type or other similar arrangement reasonably satisfactory to Sellers and Purchasers intended to both (x) provide to the fullest extent practicable under such Shared Contract, the benefits of those portions of such Shared Contract that provide for the provision of goods or services to the Business (including by means of any subcontracting, sublicensing or subleasing arrangement), (y) cause Purchasers to assume and to pay, perform and discharge all Liabilities thereunder to the extent that Purchasers receives the benefits of those portions of such Shared Contract that provide for the provision of goods or services to or by the Business, and (z) preserve for Sellers and their respective Affiliates the benefit of those portions of such Shared Contract that provide for the provision of goods or services to Sellers’ and their respective Affiliates’ other businesses; and provided, further, that none of Sellers, Purchasers or any of their respective Affiliates shall be required to pay money to any Third Party, commence any litigation or offer or grant any accommodation (financial or otherwise) to any Third Party in connection with such efforts.

7.6    Governmental Consents.

(a)    During the Pre-Closing Period, each of the Parties agrees to use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary for it to do under applicable Laws to consummate and make effective the Transaction, including all actions and all things necessary for it to comply promptly with all legal requirements that may be imposed on it by Governmental Entities in connection therewith, which actions shall include making all required registrations and filings to, and seeking all required approvals of, Governmental Entities and furnishing all information required by applicable Law or requested by such Governmental Entities.

(b)    Subject to appropriate confidentiality protections and protection of attorney-client or other legal privileges, each Party will furnish to the other applicable Parties such information and assistance as the other applicable Parties may reasonably request in connection with the matters set forth in Section 7.6(a) and will keep the other applicable Parties reasonably informed with respect to any Consent by or sought from any Governmental Entity in connection with this Agreement and the Transaction. All meetings, discussions, contacts, correspondence or filings by or on behalf of any Party with any Governmental Entity in connection with the Transaction (but, for the avoidance of doubt, not including any interactions between Sellers or Purchasers with Governmental Entities in the ordinary course) shall be disclosed to the other applicable Parties in advance of any meeting, discussion, contact, correspondence or filing, if legally permissible and practicable and not otherwise attorney-client privileged, it being the intent that the Parties will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any such matters. Each Party shall give notice to the other applicable Parties with respect to any material meeting, discussion, contact, correspondence or filing with any Governmental Entity in connection with the matters set forth in Section 7.6(a), with such notice being sufficient to provide the other applicable Parties with reasonable opportunity to attend and participate in, or comment on, such meeting, discussion, contact, correspondence or filing.

(c)    During the Pre-Closing Period, each Party shall promptly notify the other applicable Parties in writing of any pending or, to the knowledge of the first Party, threatened Action by any Governmental Entity (i) challenging or seeking material damages in connection with the consummation of the Transaction or (ii) seeking to restrain or prohibit the consummation of the Transaction.

7.7    Continued Use of Marks. Subject to the terms and conditions set forth in this Agreement (including this Section 7.7), Sellers, on behalf of themselves and their respective

Affiliates, grants as of the Closing Date to Purchasers and their respective Affiliates a non- exclusive, non-sublicensable, non-transferable license to use the Seller Licensed Trademarks, to the extent required by applicable Law or otherwise reasonably required to Commercialize the Product in the Territory, in a manner substantially similar to the use by Sellers as of [***]. Such license shall exist for a reasonable period of time following the Closing, but in any event no longer than [***] months following the Closing. Purchasers shall use commercially reasonable efforts to transition from use of the Seller Licensed Trademarks as soon as reasonably practicable following the Closing, and use Trademarks and product codes other than the Seller Licensed Trademarks or Trademarks that are confusingly similar thereto. Upon the earlier of (i) [***], or (ii) [***] months following the Closing, the license granted under this Section 7.7 shall immediately and automatically terminate and be of no further force or effect and Purchasers shall, and shall cause their respective Affiliates and their designees to, cease any and all use of the Seller Licensed Trademarks, and destroy and dispose of all labels and packaging, and all advertising, marketing, sales and promotional materials, in each case, in its possession or subject to its control, bearing any Seller Licensed Trademarks. Purchasers agree that a Seller or one of its Affiliates owns all right, title and interest in and to the Seller Licensed Trademarks, and that all goodwill arising from the use of the Seller Licensed Trademarks will inure exclusively to the benefit of Sellers or their respective Affiliates, and if Purchasers, any of their respective Affiliates or their designees obtains any goodwill, right, title or interest in or to any of the Seller Licensed Trademarks, Purchasers hereby irrevocably assign, and agree to cause each of their respective Affiliates and designees to irrevocably assign, to Sellers or their respective Affiliates all such goodwill, rights, title and interests. Purchasers agree, and agree to cause their respective Affiliates and each of their designees, not to (a) knowingly take any action or make any statement which may prejudice the distinctiveness or validity of, or otherwise adversely affect, disparage, dilute or invalidate the Seller Licensed Trademarks, or (b) engage in any use or display of the Seller Licensed Trademarks in an obscene manner or any other manner that would reasonably be expected to reflect unfavorably or cause negative publicity toward Sellers or their Affiliates.

7.8    Residuals. Notwithstanding anything to the contrary in this Agreement, Sellers and their Affiliates may use for any purpose any ideas, know-how and other information retained in the unaided memories of Sellers’ and their Affiliates’ personnel, without reference to any confidential or proprietary information in written, electronic or other fixed form, who have had access to the Acquired Intellectual Property or any Intellectual Property that was licensed or otherwise provided to Sellers or any of their Affiliates in connection with the Product License Agreement. A person’s memory is considered unaided if the person has not memorized the confidential or proprietary information for the purpose of retaining and subsequently using or disclosing it.

7.9    Support. Following the Closing, Purchasers and their respective Affiliates, on the one hand, and Sellers and their respective Affiliates, on the other hand, shall reasonably cooperate with each other in the defense or settlement of any Liabilities or Actions involving the Acquired Assets, the Product, this Agreement or the Ancillary Agreements, in each case for which the other applicable Parties have responsibility under this Agreement by providing such other applicable Parties and such other applicable Parties’ legal counsel reasonable access to employees, records, documents, data, equipment, facilities, products, parts, prototypes and other information primarily related to the Acquired Assets or the Product, as such other applicable Parties may reasonably request, to the extent maintained or under the possession or control of the applicable requested Parties; provided, however, that such access shall not unreasonably interfere with Purchasers’ or their Affiliates’, or Sellers’ or their Affiliates’, as the case may be, respective businesses; provided, further, that a Party may restrict the foregoing access to the extent that (a) such restriction is required by applicable Law, (b) such access or provision of information would reasonably be expected to result in a violation of confidentiality obligations to a Third Party or (c) disclosure of any such information would result in the loss or waiver of the attorney- client privilege. The requesting Party or Parties shall reimburse the other applicable Parties for reasonable out-of-pocket expenses paid by such other applicable Parties to Third Parties in performing its obligations under this Section 7.9.

7.10    Recalls. After the Closing Date, [***] (subject to the proviso below), shall be [***] responsible and liable for conducting all voluntary and involuntary recalls of units of any Product sold pursuant to the Acquired Regulatory Approvals (whether sold before or after transfer of the Acquired Regulatory Approvals), including recalls required by any Governmental Entity and recalls of units of any Product sold prior to Closing that are deemed necessary by Sellers in their reasonable discretion; provided, however, that (i) only if Sellers are reasonably likely to be liable for any Retained Recall Liabilities related to such recall, Purchasers shall notify Sellers promptly (but in no event later than [***]) following its determination that any such a recall is necessary or advisable (which notice shall include the reasoning behind such determination and any supporting facts) and, prior to any implementation of such a recall (other than a recall required by a Governmental Entity), Purchasers shall consult with Sellers and shall consider Sellers’ comments in good faith and (ii) Sellers shall reimburse Purchasers for all Retained Recall Liabilities, regardless of whether such recalls were required by applicable Governmental Entities or deemed necessary by Sellers. Sellers promptly shall notify Purchasers in the event that a recall of any Product sold by Sellers or on behalf of Sellers or one of their respective Affiliates prior to Closing is necessary or otherwise advisable and Sellers shall, and shall cause their respective Affiliates to, cooperate with Purchasers’ reasonable requests and use commercially reasonable efforts to assist Purchasers in implementing and effecting such recall.

7.11    Trade Notification. Prior to the Closing, Sellers and Purchasers shall agree in writing on the method and content of the notifications to customers and suppliers of the sale of the Acquired Assets to Purchasers hereunder. Purchasers and Sellers shall not make any other communications or give any other notices to customers and suppliers of the Transaction prior to the date of, or inconsistent with the terms of, such written agreement.

7.12    Transition Assistance.

(a)    Assistance in Collecting Certain Amounts. For a period of [***] months after the Closing Date, Purchasers shall assist, cooperate with and consult with Sellers and their Affiliates, and Sellers shall consult with Purchasers in connection with Sellers’ and their respective Affiliates’ collection of all Accounts Receivable related to the Product, including those that are not evidenced by instruments or invoices, existing as of the Closing and relating to the Product sold by Sellers or any of their respective Affiliates prior to the Closing, and Purchasers shall remit promptly to Sellers any payments or other sums received by Purchasers that relate to any sales, shipments or other matters occurring prior to the Closing or that otherwise are Excluded Assets. Sellers shall remit promptly to Purchasers any payments or other sums received by Sellers or any of their Affiliates after the Closing and relating to the Product sold by Purchasers after the Closing.

(b)    Payments Under Acquired Contracts.

(i)    If, prior to the Closing, Sellers or any or its Affiliates receives any deposit or payment relating to obligations under any Acquired Contracts to be satisfied by Purchasers after the Closing, then Sellers (or their respective Affiliates) shall pay to Purchasers, within [***] Days from the Closing Date, an amount equal to the portion of such deposit or payment in advance that relates to the obligations to be performed by Purchasers.

(ii)    If, prior to the Closing, Sellers or any of their respective Affiliates receive any good or service which is billed to Purchasers, upon request and the presentation of reasonable supporting documentation, Sellers shall reimburse Purchasers for the amount of such payment within [***] days from the date of such request.

(iii)    If, prior to the Closing, Sellers or any of their respective Affiliates make any deposit or payment in respect of supplies of goods received after the Closing under any Acquired Contract, upon request and the presentation of reasonable supporting documentation, Purchasers shall reimburse to Sellers or their respective Affiliates, within [***] Days from the Closing Date, an amount equal to the portion of such deposit or payment that relates to the goods to be received after the Closing by Purchaser.

7.13    Forbearance in Respect of Commercially Reasonable Efforts. During the Pre- Closing Period, as long as Purchasers and their respective Affiliates are not in breach of this Agreement, the obligations of NV Purchaser set forth in Section 6.3 of the Product License Agreement shall not apply.

7.14    Correspondence. From and after the Closing until the [***] month anniversary of the Closing Date, (a) Sellers shall use commercially reasonable efforts to cause to be delivered to Purchasers any mail or other communications received by Sellers or their respective Affiliates from any Person (including the FDA) in respect of the Product with respect to the period after the Closing and (b) Purchasers shall use commercially reasonable efforts to cause to be delivered to Sellers any mail or other communications received by Purchasers or their respective Affiliates from any Person (including the FDA) either intended for Sellers or their respective Affiliates and not related to the Product or the Acquired Assets or regarding the Product or the Acquired Assets with respect to the period prior to the Closing. The provisions of this Section 7.14 are not intended to, and shall not be deemed to, constitute an authorization by Sellers or Purchasers to permit the other to accept service of process on its or their behalf and neither Sellers nor Purchasers are or shall be deemed to be the agent of the other for service of process purposes.

7.15    Books and Records. Sellers shall use commercially reasonable efforts to transfer to Purchasers the Acquired Books and Records, the Regulatory Documentation and the Marketing Records on the Closing Date and, to the extent Sellers are unable to transfer any such

Acquired Books and Records, Regulatory Documentation and Marketing Records on the Closing Date, Sellers shall deliver all such Acquired Books and Records, Regulatory Documentation and Marketing Records within [***] days following the Closing Date. Notwithstanding anything to the contrary, Sellers may retain a copy of all such books and records to the extent necessary for regulatory, tax, accounting, or litigation purposes or as otherwise required by Law or Sellers’ or its Affiliates’ internal policies for record-keeping purposes.

7.16	Returns; Rebates; Chargebacks.

(a)    Returns. Purchasers shall be financially responsible for all Product returns (“Returns”) for lots sold exclusively by or on behalf of Purchasers. Sellers shall be financially responsible for all Returns for lots sold exclusively by or on behalf of Sellers or any of their respective Affiliates. Sellers and Purchasers shall [***] be financially responsible for Returns of Transition Lots, [***]. From and after the Closing Date, Purchasers shall be responsible for processing all Returns and for all customer reimbursement or credit associated with such Returns and Sellers shall reimburse Purchasers for all Returns for which Sellers are financially responsible pursuant to this Section 7.16(a) and Purchasers’ reasonable and documented out-of-pocket expenses to the extent related to processing such return. If any Product is returned to Sellers, Sellers will destroy, or cause to be destroyed, all such Product and promptly provide Purchasers a report of such Product returned, including documentation sufficient to determine any appropriate customer reimbursement or credit and Purchasers shall reimburse Sellers for all such destruction costs to the extent related to Returns for which Purchasers are financially responsible.

(b)    Government Rebates. Responsibility for rebates pursuant to any government (federal or state) drug rebate programs relating to the sale of Product (“Government Rebates”) shall be allocated between Sellers and Purchasers as follows:

(i)    Sellers shall be responsible for all Government Rebates invoices relating to Product that can be identified as having been sold by or on behalf of Sellers or any of their respective Affiliates and, for Product that cannot be so identified, for Government Rebates invoices for Product sold or dispensed to customers during the period prior to the Closing Date and the period ending [***] days following the Closing Date (such [***] period, the “Government Rebate Tail Period”);

(ii)    Purchasers shall be responsible for all Government Rebates invoices relating to Product that can be identified as having been sold by or on behalf of Purchasers and, for Product that cannot be so identified, for Government Rebates invoices for Product sold or dispensed to customers during periods following the expiration of the Government Rebate Tail Period.

(iii)    To the extent that information related to Government Rebates is received with respect to a Calendar Quarter that includes the Government Rebate Tail Period and such information does not include a dispense date or other information reflecting which party sold the Product, (A) [***] shall be responsible for the amount of such Government Rebates equal to [***] and (B) [***] shall be responsible for the amount of such Government Rebates equal to [***].

(iv)    If a Party (the “Non-Responsible Party”) receives an invoice with respect to a Government Rebate that is the responsibility of another Party (the “Responsible Party”), such Non-Responsible Party shall promptly provide a copy of such invoice and other relevant information (i.e., the state, NDC number, units involved, amount and such other information as may be reasonably requested) to the Responsible Party and such Responsible Party shall have [***] days following receipt of such invoice to notify the Non-Responsible Party that it intends to dispute such invoice. If the Responsible Party does not so notify the Non- Responsible Party within such [***] period, such Non-Responsible Party shall be permitted to remit payment in respect of such invoice on the Responsible Party’s behalf and the Responsible Party shall reimburse the Non-Responsible Party for such payment pursuant to the terms of this Section 7.16(b). If the Responsible Party provides such notice to the Non-Responsible Party within such [***] period then the Responsible Party shall promptly initiate a dispute of such invoice at its sole cost and expense and shall be liable for all reasonable costs and expenses (including reasonable attorney fees) of the Non-Responsible Party required to prosecute the disputed invoice. In the event that an invoice is disputed under this Section 7.16(b) by the Responsible Party, the Non-Responsible Party shall not remit payment in respect of such invoice without the Responsible Party’s prior written consent; provided that any late fees, interest or other penalties that are ultimately owing due to delayed payment on such invoice shall be satisfied by the Responsible Party; provided, further, that, notwithstanding the foregoing, the Non-Responsible Party may, in its sole discretion, pay any such disputed invoice without the consent of the Responsible Party, but in such case the Non-Responsible Party shall be entitled to reimbursement by the Responsible Party only with respect to amounts, if any, that are finally owing following settlement of the related dispute.

(c)    Commercial Rebates. Responsibility for commercial rebates relating to the sale of Product (“Commercial Rebates”) shall be allocated between Sellers and Purchasers as follows:

(i)    Sellers shall be responsible for all Commercial Rebates invoices relating to Product that can be identified as having been sold by or on behalf of Sellers or any of their respective Affiliates and, for Product that cannot be so identified, for Commercial Rebates utilized on, or otherwise relating to, Product sold or dispensed to customers during the period prior to the Closing and the period ending [***] days following the Closing Date (such [***] period, the “Commercial Rebate Tail Period”);

(ii)    Purchasers shall be responsible for all Commercial Rebates invoices relating to the Product that can be identified as having been sold by or on behalf of

Purchasers and, for Product that cannot be so identified, for Commercial Rebates utilized on, or otherwise relating to, Product sold or dispensed to customers during periods following the expiration of the Commercial Rebate Tail Period.

(iii)    To the extent that information related to Commercial Rebates is received with respect to a Calendar Quarter that includes the Commercial Rebate Tail Period and such information does not include a date of sale, (A) [***] shall be responsible for the amount of such Commercial Rebates equal to [***] and (B) [***] shall be responsible for the amount of such Commercial Rebates equal to [***]

(iv)    If a Non-Responsible Party receives an invoice with respect to a Commercial Rebate that is the responsibility of the Responsible Party, such Non-Responsible Party shall promptly provide a copy of such invoice to the Responsible Party and such Responsible Party shall have [***] days following receipt of such invoice to notify the Non- Responsible Party that it intends to dispute such invoice. If the Responsible Party does not so notify the Non-Responsible Party within such [***] period, such Non-Responsible Party shall be permitted to remit payment in respect of such invoice on the Responsible Party’s behalf and the Responsible Party shall reimburse the Non-Responsible Party for such payment pursuant to the terms of this Section 7.16(c). If the Responsible Party provides such notice to the Non- Responsible Party within such [***] period then the Responsible Party shall promptly initiate a dispute of such invoice at its sole cost and expense and shall be liable for all reasonable costs and expenses (including reasonable attorney fees) of the Non-Responsible Party required to prosecute the disputed invoice. In the event that an invoice is disputed under this Section 7.16(c) by the Responsible Party, the Non-Responsible Party shall not remit payment in respect of such invoice without the Responsible Party’s prior written consent; provided that any late fees, interest or other penalties that are ultimately owing due to delayed payment on such invoice shall be satisfied by the Responsible Party; provided, further, that, notwithstanding the foregoing, the Non-Responsible Party may, in its sole discretion, pay any such disputed invoice without the consent of the Responsible Party, but in such case the Non-Responsible Party shall be entitled to reimbursement by the Responsible Party only with respect to amounts, if any, that are finally owing following settlement of the related dispute.

(v)    Notwithstanding the foregoing, Purchasers agree that (A) Sellers’ financial liability for Commercial Rebates shall be limited to those commercial customers with which Sellers or any of their Affiliates have a rebate obligation prior to or as of the Closing, and (B) any payments by Sellers with respect to sales after the Closing Date shall be made in accordance with Sellers’ or their respective Affiliates’ rebate obligations as of the Closing with respect to each commercial customer and shall be solely based on the terms and conditions of Sellers’ or their Affiliates’ agreements with the respective customer, as such terms and conditions existed as of the Closing.

(d)    Chargeback Claims.

(i)    Sellers shall process and be financially and legally responsible for all chargeback claims (“Chargeback Claims”) related to Product that can be identified as having been sold by or on behalf of Sellers or any of their respective Affiliates, and, for Product that cannot be so identified, for Chargeback Claims related to Product sold (A) prior to the Closing and (B) during the [***] day period following the Closing Date, as evidenced in the invoice date within the Chargeback Claims. Purchasers shall process and be financially and legally responsible for all Chargeback Claims related to Products that can be identified as having been sold by or on behalf of Purchaser, and, for Product that cannot be so identified, for Chargeback Claims related to Product sold on or after the [***] day following the Closing Date, as evidenced in the invoice date within the Chargeback Claims. The date on which Products shall be deemed to have been sold pursuant to the preceding sentence shall be the date on which it was shipped by the applicable wholesaler. Purchasers and Sellers agree that (1) Sellers’ financial liability for the Chargeback Claims shall be limited to [***] and (2) any such chargebacks issued by Sellers shall be made in accordance with terms and conditions of Sellers’ or their Affiliates’ obligations as of the Closing with respect to each customer and shall be solely based on the terms and conditions of Sellers’ or their respective Affiliates’ agreements with the respective customer, as such terms and conditions existed as of the Closing. Sellers shall utilize records from Third Party rebate administrators to demonstrate which chargebacks relate to Product sold by the wholesaler or distributor, as evidenced in the [***] within the Chargeback Claims, prior to or during the [***] day period following the Closing Date for purposes of determining Sellers’ obligations.

(ii)    If a Non-Responsible Party receives a Chargeback Claim that is the responsibility of the Responsible Party, such Non-Responsible Party shall promptly provide a copy of such Chargeback Claim to the Responsible Party and such Responsible Party shall have [***] days following receipt of such Chargeback Claim to notify the Non-Responsible Party that it intends to dispute such invoice. If the Responsible Party does not so notify the Non- Responsible Party within such [***] period, such Non-Responsible Party shall be permitted to remit payment in respect of such Chargeback Claim on the Responsible Party’s behalf and the Responsible Party shall reimburse the Non-Responsible Party for such payment pursuant to the terms of Section 7.16(d). If the Responsible Party provides such notice to the Non-Responsible Party within such [***] period then the Responsible Party shall promptly initiate a dispute of such Chargeback Claim at its sole cost and expense and shall be liable for all reasonable costs and expenses (including reasonable attorney fees) of the Non-Responsible Party required to prosecute the disputed Chargeback Claim. In the event that a Chargeback Claim is disputed under this Section 7.16(d) by the Responsible Party, the Non-Responsible Party shall not remit payment in respect of such Chargeback Claim [***]; provided that [***]; provided, further, that, notwithstanding the foregoing, [***].

(iii)    Notwithstanding anything to the contrary in this Agreement, the Sellers shall have the responsibility to reconcile all deductions made for actual or estimated chargeback claims (or other permitted deductions from Net Sales) in supply price reports delivered pursuant to the Product License Agreement or the Termination Agreement in respect of sales of Product made prior to the Closing to the actual finally-determined amounts of those chargeback claims (or other permitted deductions from Net Sales) once made and paid, expired or not in fact claimed, and reasonably promptly communicate such reconciliation to the Purchasers. Reasonably promptly following such reconciliation(s), the Sellers shall either (A) pay to the Purchasers any amounts underpaid or (B) claim back from the Purchasers any amounts overpaid, in each case relative to the amounts which would in fact have been due under those supply price reports if the finally-determined amounts had been known at the time of the issuance of such supply price reports. The Purchasers shall similarly have the responsibility to reconcile all estimated deductions made for actual or estimated chargeback claims (or other permitted deductions from Net Sales) in calculating Net Sales for the purpose of paying Net Sales Milestone Payments to the actual finally-determined amounts of those chargeback claims (or other permitted deductions from Net Sales) once made and paid, expired or not in fact claimed, and to reasonably promptly communicate such reconciliation to the Sellers if such reconciliation would have been reasonably likely to impact whether or not a Net Sales Milestone Payment became due.

7.17    Employee Matters.

(a)    No later than the earlier of (i) [***] Days after the date of this Agreement or (ii) [***] Days prior to the Closing, Purchasers shall, in good faith, extend offers of employment (“Transfer Offers”) with a Purchaser or one of its Affiliates to each and every Product Employee following the consummation of the Transaction; provided, that, in no event shall Purchasers or any of their respective Affiliates be required to extend an offer of employment, or to employ, any Product Employee who is on a leave of absence that is reasonably expected to continue for more than [***] months after the Closing Date and, for the avoidance of doubt, none of Purchasers or any of their respective Affiliates shall have any obligations with respect to service providers who are not classified as common law employees of Sellers or their respective Affiliates. The Transfer Offers shall set forth the proposed terms of employment for each Product Employee, including (i) base salary and incentive compensation opportunities that [***] and (ii) employee benefits (including severance benefits) that [***]. During the [***] month period immediately following the Closing Date (or, if earlier, until the termination date of such Hired Employee), Purchaser shall not decrease any Hired Employee’s base salary (or wages), incentive compensation opportunities or employee benefits (including severance benefits) below the level set forth in such Hired Employee’s Transfer Offer.

(b)    Subject to applicable Law, each Party shall use commercially reasonable efforts to not discourage the acceptance by such Product Employees of the applicable Transfer Offer made by Purchasers. The Parties agree and acknowledge that no Party can guarantee acceptance of an offer of employment in respect to any particular Product Employee or number of Product Employees. In no event shall Sellers be required to make positive statements to the Product Employees about Purchasers or employment with any Purchaser.

(c)    Employment pursuant to a Transfer Offer shall be contingent upon such Product Employee remaining continuously employed by Sellers or their respective Affiliates until immediately prior to the Closing. Each Product Employee who accepts Purchasers’ Transfer Offer (each, a “Hired Employee”) shall commence to be employed by a Purchaser or an Affiliate of a Purchaser designated by Purchasers on the Closing Date; provided that, in the case of any Hired Employee on (i) temporary leave for purposes of jury or military duty, (ii) vacation or (iii) maternity or paternity leave, leave under the Family Medical Leave Act of 1993, or other approved personal leave or disability or medical leave (in each case, an “On Leave Hired Employee”), such Hired Employee shall commence to be employed by such Purchaser or an Affiliate of such Purchaser designated by Purchasers upon the later of the Closing Date or the date such Hired Employee would otherwise have returned to active employment with the Sellers. To the extent applicable, references in this Section 7.17 to the “Closing Date” shall relate to the date on which a Hired Employee’s active employment with a Purchaser or one of its Affiliates commences, at which time the Hired Employee shall cease to be an employee of Sellers or their respective Affiliates and shall cease any further participation in (and shall cease to accrue benefits under) the Seller Plans.

(d)    Sellers and Purchasers shall carry out their respective obligations under this Section 7.17 in a manner that is not reasonably expected to create liability (i) for Sellers or any of their Affiliates with respect to any Hired Employee’s employment with Purchasers or any of their Affiliates following the Closing, and (ii) for Purchasers or any of their Affiliates with respect to any Product Employee’s employment with Sellers or their Affiliated before Closing.

(e)    Sellers shall retain responsibility for all claims incurred by Hired Employees at any time under Seller Plans which provide health, disability, workers’ compensation or life insurance benefits. Purchasers shall be responsible for payment of claims for health, disability, worker’s compensation or life insurance benefits incurred by Hired Employees after the Closing Date in accordance with and subject to the provisions of Purchaser’s welfare plans. For the purposes of this Section 7.17(e), (i) a health claim shall be deemed to have been incurred when the medical, dental, vision or other qualifying services giving rise to the claim are performed, (ii) a disability claim shall be deemed to have been incurred on the date as of which the employee is determined to be disabled, (iii) a workers’ compensation claim shall be deemed to have been incurred on the date of the occurrence giving rise to such claim, as determined under the applicable state regulations and (iv) a life insurance claim shall be deemed to have been incurred on the date of the individual’s death.

(f)    Subject to the terms of the employee benefit plans of Purchasers, Purchasers agree (i) to provide coverage for eligible Hired Employees under its employee benefit plans as of the Closing Date, (ii) to waive or cause not to exist any pre-existing conditions, waiting periods and actively at work requirements under such plans and (iii) to cause such plans to honor any expenses incurred by the Hired Employees and their beneficiaries under similar Seller Plans during the portion of the Calendar Year in which the Closing Date occurs for purposes of satisfying applicable deductible, co-insurance and maximum out-of-pocket expenses. Hired Employees shall be given credit for all service with any of the Sellers or their respective Affiliates (to the extent such credit was given by the applicable Seller Plan) for purposes of eligibility and vesting under the applicable Purchaser’s vacation, sick day, and defined contribution retirement (401(k)) plans or programs and for purposes of benefit accrual under such Purchasers’ vacation, sick day and plans or programs, in each case subject to being eligible to participate in the eligible plan or program and except to the extent it would result in a duplication of benefits or to the extent that similarly situated employees of Purchasers and their respective Affiliates are not provided with credit for service.

(g)    No provision of this Agreement (including this Section 7.17) shall (i) create any third-party beneficiary rights in any Product Employee, or any beneficiary or dependents thereof, (ii) be construed as in any way modifying or amending the provisions of any Seller Plan or any employee benefit plan of Purchasers, (iii) require Purchasers to continue any employee benefit plan or be construed to prevent or limit Purchasers from terminating or modifying any employee benefit plan that Purchasers may establish or maintain or (iv) require Purchasers to continue or maintain the employment of any Hired Employee following the Closing Date.

7.18    Tax Matters.

(a)    All real property, personal property and similar ad valorem obligations levied with respect to the Acquired Assets for a taxable period which includes (but does not end on) the Closing Date (collectively, the “Apportioned Obligations”) shall be apportioned between Sellers and Purchasers based on [***] (such portion of such taxable period, the “Pre-Closing Tax Period”) [***] (such portion of such taxable period, the “Post-Closing Tax Period”). Sellers shall be liable for the proportionate amount of such Apportioned Obligations that is attributable to the Pre-Closing Tax Period, and Purchasers shall be liable for the proportionate amount of such Apportioned Obligations that is attributable to the Post- Closing Tax Period.

(b)    All recordation, transfer, documentary, excise, sales, value added, use, stamp, conveyance or other similar Taxes, duties or governmental charges, and all recording or filing fees or similar costs, imposed or levied by reason of, in connection with or attributable to this Agreement or the transactions contemplated hereby (collectively, “Transfer Taxes”) shall be borne equally by Sellers, on the one hand, and Purchasers, on the other hand; provided, however, that Purchasers and Sellers shall reasonably cooperate with one another to lawfully minimize such Taxes; provided, further, that if any Party shall be entitled to a refund or credit of any such Transfer Taxes, that Party shall be solely responsible for the payment of such Transfer Tax.

(c)    Apportioned Obligations and Transfer Taxes shall be timely paid, and all applicable filings, reports and returns shall be filed, as provided by applicable law. The paying Party shall be entitled to reimbursement from the non-paying Party in accordance with Sections 7.18(a) and 7.18(b), as the case may be; provided that the paying Party has consulted with the non-paying Party prior to the filing of such filings, reports and returns and considered, in good faith, the non-paying Party’s comments. Upon payment of any such Apportioned

Obligation or Transfer Tax, the paying Party shall present a statement to the non-paying Party setting forth the amount of reimbursement to which the paying Party is entitled under Sections 7.18(a) and 7.18(b), as the case may be, together with such supporting evidence as is reasonably necessary to calculate the amount to be reimbursed. The non-paying Party shall make such reimbursement promptly but in no event later than [***] days after the presentation of such statement.

7.19    No Solicitation. From the date hereof until the Closing or the Termination of this Agreement pursuant to Article 9, Sellers will not (and Sellers will cause their respective Affiliates and their respective representatives and advisors not to) directly or indirectly, knowingly solicit, encourage, commit to, negotiate, discuss or otherwise share information or communicate with any other person or entity (or, in each case, any of its representatives), or enter into any letter of intent or other understanding or agreement (whether preliminary or definitive) regarding, a business transaction relating to the sale, license or transfer of all or substantially all of the Business without the prior approval of such action by Purchasers. Sellers shall notify Purchasers promptly (but in no event later than [***]) after receipt by Sellers or any of their respective Affiliates, representatives or advisors of any proposal, offer or other communication from any third party regarding a business transaction relating to the sale, license or transfer of all or substantially all of the Business.

7.20    No Conflicting Agreement. From the date hereof until the Closing or the Termination of this Agreement pursuant to Article 9, Sellers will not (and Sellers will cause their respective Affiliates and their respective representatives and advisors not to) enter into any agreement which would preclude, or require the consent of a third party for, the consummation of the Transaction, except for agreements entered into the ordinary course of business of the Business.

7.21    Employee Non-Solicitation. Without the prior written consent of Purchasers, for a period of [***] years following the Closing Date, Sellers shall not, and shall cause their respective Affiliates not to, directly or indirectly through any person, solicit or recruit any Hired Employee; provided that the foregoing shall not prohibit any general solicitation to the public of general advertising or similar methods of solicitation by a Seller or any Affiliate of a Seller or search firms not specifically directed at Hired Employees.

7.22    Supplemental Disclosure. Sellers may, prior to the Closing Date, deliver to Purchasers modifications, changes or updates to the Seller Disclosure Letter in order to disclose or take into account facts, matters or circumstances which arise or occur between the date of this Agreement and the Closing Date. Any such supplement to the Seller Disclosure Letter shall not be given effect for purposes of the conditions set forth in Section 8.2(b) or for purposes of determining whether there has been a breach of a representation and warranty for purposes of the indemnification provisions under Section 10.2(a), unless due to the circumstances underlying such supplement the conditions set forth in Section 8.2(b) were not satisfied at the Closing and Purchasers chose to proceed with the Closing notwithstanding such failure to satisfy the conditions set forth in Section 8.2(b).

7.23    Wrong Pockets. Until the [***] anniversary of the Closing Date, if either Purchasers, on the one hand, or Sellers on the other hand, become aware that any of the Acquired

Assets has not been transferred to Purchasers or their respective Affiliates or that any of the Excluded Assets has been transferred to Purchasers or their respective Affiliates, Purchasers or Sellers, as applicable, shall promptly notify the other applicable Parties and the Parties shall, subject to any necessary prior Third Party Consent or approval, which the Parties shall use commercially reasonable efforts to obtain, as promptly as practicable, ensure that such property is transferred to (a) the applicable Purchaser or its applicable Affiliates, in the case of any Acquired Asset which was not transferred at the Closing or (b) the applicable Seller or its applicable Affiliates, in the case of any Excluded Asset which was transferred at the Closing.

7.24    Purchaser Financing Activities.

(a)    Purchasers shall use commercially reasonable efforts to take, or cause to be taken, all legal actions and to do, or cause to be done, all things necessary, proper and advisable, as soon as possible but no later than [***], (i) to arrange and obtain debt and equity financing on commercially reasonable terms (“Financing”) in an amount sufficient to pay the Upfront Payment, (ii) to satisfy on a timely basis all conditions applicable to Purchasers and their Affiliates in the definitive agreements for such Financing and (iii) to consummate the Financing. Purchasers shall provide to Sellers copies of all agreements, rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents related to the Financing and shall keep Sellers informed of material developments in respect of the financing process relating thereto. If required by Law or the rules of Euronext Amsterdam to consummate any element of the Financing, NV Purchaser shall take, in accordance with applicable Law and its Organizational Documents, all action necessary to convene a meeting of holders of shares (the “Shareholders Meeting”) as promptly as practicable and in any event within [***] days after the date of this Agreement to consider and vote upon any element of the Financing required by Law or the rules of Euronext Amsterdam to be approved by NV Purchaser’s shareholders and to cause such vote to be taken. NV Purchaser’s board of supervisory directors shall recommend such approval and shall take all lawful action to solicit such approval.

(b)    Prior to the Closing or the termination of this Agreement, Sellers shall, at Purchasers’ sole expense, provide to Purchasers their cooperation reasonably requested by Purchasers that is necessary in connection with the Financing, including (i) using commercially reasonable efforts to participate in a reasonable number of meetings, presentations, road shows, due diligence sessions and sessions with rating agencies, and to provide such materials for inclusion in presentations therewith, (ii) promptly after request therefor, using commercially reasonable efforts to furnish Purchasers with any information and documentation required with respect to the Financing under applicable “know your customer” and anti-money laundering rules and regulations; and (iii) using commercially reasonable efforts to assist with the preparation of materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents required in connection with the Financing; provided that Sellers shall only be required to assist in preparation of materials to the extent relating to the Product; provided, further, in each case set forth above, that such cooperation does not unreasonably interfere with the operations of Sellers and their Affiliates. Upon the Closing or any termination of this Agreement in accordance with Article 9, Purchasers shall promptly reimburse Sellers for any agreed and documented out-of-pocket expenses and costs paid to third parties and incurred in connection with Sellers’ or their respective Affiliates’ obligations under this Section 7.24(b). Notwithstanding anything in this Agreement to the contrary, none of Sellers nor any of their Affiliates shall be required to pay any commitment or other similar fee or incur any other liability or obligation in connection with the Financing (or any replacements thereof). Purchasers shall indemnify and hold harmless Sellers and their Affiliates, directors, officers, employees, representatives and advisors from and against any and all Damages suffered or incurred by any of them in connection with the Financing and any information utilized in connection therewith, except to the extent of Damages fully adjudicated to have resulted from any of Sellers or their Affiliates gross negligence, fraud or willful misconduct.

7.25    Delivery of Financial Information. At least [***] Days prior to the Closing, Sellers shall deliver to Purchasers a report (the “Financial Information Report”) in the form of, and containing the information set forth in, Schedule 7.25 of the Seller Disclosure Letter. The Financial Information Report (a) has been prepared based on Sellers’ financial books and records and (b) is in all material respects complete and correct, and does not contain or reflect any material inaccuracies or discrepancies.

7.26    Transition Services Agreement. Sellers and Purchasers agree to negotiate in good faith and to use all reasonable efforts to agree on mutually acceptable terms of Schedule A of the TSA.

7.27    Obligation to Consummate Transaction. Except as provided in Section 7.24(a), the Parties agree to use commercially reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable to the extent permitted by Law, to consummate and make effective the transaction contemplated by this Agreement and the Ancillary Agreements as expeditiously and practicable and to ensure that the conditions set forth in Article 8 are satisfied.

ARTICLE 8

CONDITIONS

8.1    Conditions to the Obligation of the Parties. The respective obligations of the Parties hereunder to consummate the Transaction are subject to the fulfillment, at or before the Closing, of each of the following conditions (all or any of which may be waived, to the extent legally permissible, in writing in whole or in part by the Parties in their sole discretion).

(a)    No Order. No governmental entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Court Order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the Transaction illegal or otherwise prohibiting the consummation of such transactions.

(b)    Cancellation of Agreements/[***]. Substantially concurrently with the Closing, the Parties shall have (i) executed the Termination Agreement and (ii) terminated the [***].

8.2    Conditions to the Obligations of Purchaser. The obligations of Purchasers hereunder to consummate the Transaction are subject to the fulfillment, at or before the Closing,

of each of the following conditions (all or any of which may be waived in writing in whole or in part by Purchasers in their sole discretion).

(a)    No Material Adverse Effect. Since the date of this Agreement, there has not been any Material Adverse Effect or any event, occurrence, effect, matter, change, development or state of facts or development that, individually or in the aggregate is reasonably likely to result in a Material Adverse Effect.

(b)    Representations and Warranties. (i) Each of the Seller Specified Representations and each of the other representations and warranties of the Sellers contained in this Agreement that is qualified by “material” or Material Adverse Effect shall be true and correct as of the Closing, with the same force and effect as if made as of the Closing (other than such representations and warranties as are made as of another date, which shall be so true and correct as of such date), (ii) each of the representations and warranties of the Sellers contained in this Agreement (other than the Seller Specified Representations) that is not qualified by “material” or Material Adverse Effect shall be true and correct in all material respects as of the Closing, with the same force and effect as if made as of the Closing (other than such representations and warranties as are made as of another date, which shall be so true and correct as of such date), and (iii) Purchasers shall have received a certificate signed on behalf of each Seller by an officer of such Seller to such effect.

(c)    Covenants. The covenants and agreements contained in this Agreement to be complied with by Sellers on or before the Closing shall have been complied with in all material respects, and Purchasers shall have received a certificate signed on behalf of each Seller by an officer of each Seller to such effect.

(d)    Financing. Purchasers shall have arranged and obtained Financing in an amount sufficient to pay the Upfront Payment and the fees and expenses of Purchasers incurred in connection with the Financing and the Transaction.

(e)    Financial Information Report. Sellers shall have delivered to Purchasers the Financial Information Report in accordance with Section 7.25.

8.3    Conditions to the Obligations of Seller. The obligations of Sellers hereunder to consummate the Transaction are subject to the fulfillment, at or before the Closing, of each of the following conditions (all or any of which may be waived in writing in whole or in part by Sellers in their sole discretion):

(a)    Representations and Warranties. (i) Each of the Purchaser Specified Representations and each of the other representations and warranties of the Purchasers contained in this Agreement that is qualified by “material” shall be true and correct as of the Closing, with the same force and effect as if made as of the Closing (other than such representations and warranties as are made as of another date, which shall be so true and correct as of such date), (ii) each of the representations and warranties of the Purchasers contained in this Agreement (other than the Purchaser Specified Representations) that is not qualified by “material” shall be true and correct in all material respects as of the Closing, with the same force and effect as if made as of the Closing (other than such representations and warranties as are made as of another date, which shall be so true and correct as of such date), and (iii) Sellers shall have received a certificate signed on behalf of each Purchaser by an officer of such Purchaser to such effect.

(b)    Covenants. The covenants and agreements contained in this Agreement to be complied with by Purchasers on or before the Closing shall have been complied with in all material respects, and Sellers shall have received a certificate signed on behalf of each Purchaser by an officer of such Purchaser to such effect.

ARTICLE 9

TERMINATION

9.1    Termination.

(a)    Notwithstanding anything to the contrary in this Agreement, this Agreement may be terminated and the Transaction abandoned at any time prior to the Closing:

(i)    by mutual written consent of Sellers and Purchasers;

(ii)    by either Sellers or Purchasers if any Governmental Entity shall have issued a Court Order or taken any other Action restraining, enjoining or otherwise prohibiting the Transaction and such Court Order or other Action shall have become final and non-appealable; or

(iii)    by either Sellers or Purchasers if the Closing does not occur on or prior to [***] (the “Termination Date”); provided that a Party may not terminate pursuant to this clause (iii) if the failure of the Closing to have occurred by the Termination Date is the result of a material breach of the Party seeking to terminate this Agreement.

(b)    In the event of termination by a Party pursuant to Sections 9.1(a)(ii) or 9.1(a)(iii), written notice thereof shall forthwith be given to the other applicable Party and the Transaction shall be terminated, without further action by any Party.

9.2    Effect of Termination. In the event of termination of this Agreement as provided in Section 9.1, any obligation to complete the Closing or the Transaction shall terminate and this Agreement forthwith shall become void and there shall be no Liability on the part of either Party except that nothing herein shall relieve any Party from Liability for any material breach of this Agreement occurring prior to such termination.

ARTICLE 10

INDEMNIFICATION AND SURVIVAL

10.1    Survival.

(a)    The representations and warranties made by both Sellers and Purchasers in this Agreement (other than the Seller Specified Representations and the Purchaser Specified Representations) shall survive the Closing until the date that is [***] months after the Closing Date (the “General Survival Period”). The Seller Specified Representations and the

Purchaser Specified Representations shall survive the Closing until the date that is [***] days following the expiration of the applicable statute of limitations. The covenants and agreements to be performed by or on behalf of a Party prior to the Closing shall survive the Closing until the expiration of the General Survival Period. The covenants and agreements that by their terms are to be performed by or on behalf of a Party after the Closing shall survive until the date that such covenants and agreements are fully performed.

(b)    The termination of the representations, warranties, covenants and agreements provided herein shall not affect the rights of a Party in respect of any Claim made by such Party in a writing received by the other Parties prior to the expiration of the applicable survival period.

10.2    Indemnification.

(a)    Subject to the limits on indemnification in this Article 10 or in the Termination Agreement or the TSA, as applicable, subsequent to the Closing, Sellers shall indemnify Purchasers, their respective Affiliates and each of their respective officers, directors and employees (“Purchaser Indemnified Parties”) for any damage (other than indirect or consequential damages, special, exemplary, or punitive damages other than those actually paid to any Third Party), claim, loss, injury, fine, Tax, deficiency, charge, cost, liability or expense, including Court Orders, interest, penalties, and expenses of any Action or remedial action or the investigation, defense or settlement thereof (collectively, “Damages”) actually paid, accrued pursuant to GAAP or IFRS, as applicable, or incurred by any such Purchaser Indemnified Party, that are incident to, arise out of, in connection with, or related to (i) the breach or inaccuracy of any warranty or representation of Sellers contained in this Agreement, any certificate delivered by or on behalf of any Seller pursuant hereto or the Termination Agreement, (ii) the breach of any covenant or agreement of Sellers contained in this Agreement, the Termination Agreement or the TSA or (iii) the Excluded Liabilities.

(b)    Subject to the limits on indemnification in this Article 10 or in the Termination Agreement or the TSA, as applicable, subsequent to the Closing, Purchasers shall indemnify Sellers, their respective Affiliates and each of their respective officers, directors and employees (“Seller Indemnified Parties” and, together with Purchaser Indemnified Parties, “Indemnified Parties”) for any Damages actually paid, accrued pursuant to GAAP or incurred by any such Seller Indemnified Party, that are incident to, arise out of, in connection with, or related to (i) the breach or inaccuracy of any warranty or representation of Purchasers contained in this Agreement,. any certificate delivered by or on behalf of any Purchaser pursuant hereto or the Termination Agreement, (ii) the breach of any covenant or agreement of Purchasers contained in this Agreement, the Termination Agreement or the TSA or (iii) the Assumed Liabilities.

(c)    The term “Damages” as used in this Section 10.2 is not limited to matters asserted by Third Parties against Indemnified Parties, but includes Damages actually paid, accrued pursuant to GAAP or incurred by such Persons in the absence of Third Party Claims.

(d)    After the Closing, Sellers shall have no liability for any claim for indemnification pursuant to Section 10.2(a)(i) (other than for breaches or inaccuracies of any Seller Specified Representations or for any act of fraud, intentional misrepresentation or willful misconduct), unless the Damages therefrom exceed an aggregate amount equal to [***], and then only for Damages in excess of that amount and up to an aggregate amount equal to [***]. After the Closing, Sellers’ maximum aggregate liability for claims for indemnification pursuant to Section 10.2(a)(i) shall not exceed [***].

(e)    After the Closing, Purchasers shall have no liability for any claim for indemnification pursuant to Section 10.2(b)(i) (other than for breaches or inaccuracies of any Purchaser Specified Representations or for any act of fraud, intentional misrepresentation or willful misconduct), unless the Damages therefrom exceed an aggregate amount equal to [***], and then only for Damages in excess of that amount and up to an aggregate amount equal to [***]. After the Closing, Purchaser’s maximum aggregate liability for claims for indemnification pursuant to Section 10.2(b)(i) shall not exceed [***].

10.3    Sole and Exclusive Remedy. Following the Closing, recovery pursuant to Section 10.2 shall be the sole and exclusive remedy of the Indemnified Parties for any and all Damages related to this Agreement or the Transaction from and after the Closing.

10.4    Procedure for Claims.

(a)    If a claim for indemnification pursuant to Section 10.2 (a “Claim”) is to be made by an Indemnified Party entitled to indemnification hereunder, the Indemnified Party claiming such indemnification shall give written notice to the other applicable Party (the “Indemnifying Party”) reasonably promptly after the Indemnified Party becomes aware of any fact, condition or event which may give rise to Damages for which indemnification may be sought under Section 10.2 or receipt by the Indemnified Party of notice of a claim brought pursuant to Section 10.2 involving the assertion of a claim by a Third Party (whether pursuant to a lawsuit, other legal action or otherwise, a “Third Party Claim”). The failure of any Indemnified Party to give timely notice hereunder shall not affect rights to indemnification hereunder, except and only to the extent that the Indemnifying Party actually suffers damage caused by such failure, and then only to the extent thereof. The Indemnifying Party shall have [***] days (or such lesser number of days set forth in the notice as may be required by court proceeding in the event of a litigated matter) after receipt of the notice to notify the Indemnified Party that it desires to defend the Indemnified Party against such Third Party Claim. In the case of a Third Party Claim, subject to the limitations of Section 10.2, the Party conducting the defense (the “Defending Party”) shall determine and conduct the defense, compromise or settlement of such Third Party Claim, and, subject to the limitations of Section 10.2, (i) the other applicable Party (the “Non-Defending Party”) shall make available to the Defending Party any documents and materials in its or its Affiliates’ possession or control that may be necessary to the defense of such Third Party Claim and (ii) the Defending Party shall keep the other Parties reasonably informed of all material developments and events relating to such Third Party Claim.

(b)    The Non-Defending Party, at its sole option and expense, may participate in any defense and investigation of such Third Party Claim or settlement negotiations with respect to such Third Party Claim. Except with the written consent of the Non-Defending Party (not to be unreasonably withheld, delayed or conditioned), the Defending Party will not, in the defense of a Third Party Claim, consent to the entry of any judgment or enter into any compromise or settlement (i) which does not include as an unconditional term thereof the giving to the Indemnified Party by the Third Party of a release from all liability with respect to such suit, claim, action, or proceeding; (ii) unless there is no finding or admission of (A) any violation of Law by the Indemnified Party (or any Affiliate thereof), (B) any liability on the part of the Indemnified Party (or any Affiliate thereof) not indemnified hereunder or (C) any violation of the rights of any Person and no effect on any other claims of a similar nature that may be made by the same Third Party against the Indemnified Party (or any Affiliate thereof); or (iii) which exceeds the applicable indemnification limitations as set forth herein. No settlement or compromise of any Third Party Claim shall be deemed to determine the amount of Damages of the Indemnified Parties under this Article 10 unless the Non-Defending Party actually consents thereto.

10.5    Calculation of Indemnity Payment; Netting of Damages. The amount of any indemnified Claim under this Article 10 shall (a) take into account (i) any amounts actually recovered by the Indemnified Party pursuant to any indemnification by, or indemnification agreement with, any third party, (ii) any insurance proceeds or other cash receipts or sources of reimbursement actually collected by the Indemnified Party in connection with the Claim and (iii) any Tax benefits actually realized or realizable by the Indemnified Party in connection with such Claims and the recovery thereof and (b) be calculated without giving effect to any “material” or “Material Adverse Effect” qualifications in any representation or warranty contained in this Agreement. Any amount paid by the Indemnifying Party for an indemnified Claim that is in excess of the amount owed after applying the netting amounts described above shall be reimbursed promptly by the Indemnified Party.

10.6    Right to Satisfy Indemnification Claims by Reducing Milestone Payments.

(a)    Purchasers are expressly authorized to set off any Damages for which they are entitled to indemnification hereunder, following final resolution of the claims set forth in any indemnification notice pursuant to Section 10.4(a), against any Net Sales Milestone Payment. Subject to the limitations of Section 10.2(d), at all times prior to the payment of any Net Sales Milestone Payment, any Damages owed to a Purchaser Indemnified Party pursuant to Section 10.2(a) shall be paid first by reducing the amount of any Net Sales Milestone Payment, if any, payable by Purchasers pursuant to Article 3 by the amount of such Damages.

10.7    Characterization of Indemnification Payments. All payments made by an Indemnifying Party to an Indemnified Party in respect of any claim pursuant to Section 10.2 shall be treated as adjustments to the Upfront Payment for Tax purposes unless required otherwise by Law.

ARTICLE 11

MISCELLANEOUS

11.1    Public Announcements. The Parties have agreed upon the content of one (1) or more press releases which shall be issued substantially in the form(s) attached hereto as Exhibit E. No Party shall issue or make any other public announcement, press release or other public disclosure regarding this Agreement, its subject matter or the terms thereof without the prior written consent of the other Parties, except for any such disclosure that is, in the opinion of the disclosing Party’s counsel, required by applicable Law or the rules of a stock exchange on which the securities of the disclosing Party are listed. If a Party is, in the opinion of its counsel, required by applicable Law or the rules of a stock exchange on which its securities are listed to make a public disclosure, such Party shall submit the proposed disclosure in writing as far in advance of the disclosure as practicable, to the other Parties and provide such other Parties a reasonable opportunity to comment thereon. The contents of any announcement or filing or similar publicity that has been reviewed and approved by the reviewing Parties or that is consistent with the foregoing may then be re-released by any Party without a requirement for advance notice or re-approval. Notwithstanding the foregoing, at any time following the Closing Date, the Parties and their respective Affiliates are permitted to make statements that substantially reiterate, are not inconsistent with and do not contain any information relating to any of (a) the Transaction, (b) the other Party hereto or (c) the conduct of the Business prior to Closing not previously included in, the previous press releases, public disclosures or public statements made by the Parties in compliance with this Section 11.1 without the prior written consent of the other Parties.

11.2    Expenses. Whether or not the Transaction is consummated and, except as provided in Section 7.24(b) or as otherwise specified herein, each Party shall bear its own expenses with respect to the Transaction.

11.3    Notices. Unless otherwise specified herein, all notices required or permitted to be given under this Agreement shall be in writing and shall be delivered personally, sent by an internationally recognized overnight courier service, or transmitted by facsimile (receipt verified), and shall be deemed to be effective upon receipt. Any such notices shall be addressed to the receiving Party at such Party’s address or fax number set forth below, or at such other address or fax number as may from time to time be furnished by similar notice by either Party:

If to a Seller:	c/o Valeant Pharmaceuticals International, Inc.
400 Somerset Corporate Boulevard Bridgewater, New Jersey 08807 Attn: General Counsel
Fax: [***]

With a copy to:	Sullivan & Cromwell LLP
1888 Century Park East, Suite 2100 Los Angeles, California 90067 [***]
Fax: [***]

If to Purchasers:	Pharming Group N.V.
PO Box 451
2300 AL Leiden
Darwinweg 23
2333 CR Leiden The Netherlands
Attn: Sijmen de Vries, MD, MDA; Robin Wright, FCA Fax: +31 (0)71 524 7445

With a copy to:	Covington & Burling LLP
620 Eight Avenue New York, NY 10018
[***]
Fax: [***]

11.4    Entire Agreement; Modification. This Agreement (including all Schedules, Exhibits and attachments hereto), together with the Ancillary Agreements and the Confidentiality Agreement, contains the entire agreement between the Parties with respect to the subject matter hereof and supersedes all previous agreements, negotiations, commitments and writings between the Parties with respect of the subject matter hereof, and may not be changed or modified in any manner unless in a written instrument duly approved by each Party. EACH PARTY AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, NONE OF PURCHASERS, SELLERS OR SELLERS’ RESPECTIVE AFFILIATES MAKES OR RELIES ON ANY OTHER REPRESENTATIONS, WARRANTIES OR INDUCEMENTS, AND EACH HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS, WARRANTIES OR INDUCEMENTS, EXPRESS OR IMPLIED, AS TO THE ACCURACY OR COMPLETENESS OF ANY OTHER INFORMATION, MADE BY, OR MADE AVAILABLE BY, ITSELF OR ANY OF ITS REPRESENTATIVES, WITH RESPECT TO, OR IN CONNECTION WITH, THE NEGOTIATION, EXECUTION OR DELIVERY OF THIS AGREEMENT OR THE CONSUMMATION OF THE TRANSACTION, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER APPLICABLE PARTIES OR THE OTHER APPLICABLE PARTY’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.

11.5    Severability. If any provision of this Agreement or any other document delivered under this Agreement is prohibited or unenforceable in any jurisdiction, it shall be ineffective in such jurisdiction only to the extent of such prohibition or unenforceability, and such prohibition or unenforceability shall not invalidate the balance of such provision to the extent it is not prohibited or unenforceable nor the remaining provisions hereof, nor render unenforceable such provision in any other jurisdiction, unless the effect of rendering such provision ineffective would be to substantially deviate from the expectations and intent of the Parties in entering into this Agreement. In the event any provisions of this Agreement shall be held to be invalid, illegal or unenforceable, the Parties shall use reasonable best efforts to substitute a valid, legal and enforceable provision which, insofar as practical, implements the purposes hereof.

11.6    No Waiver; Cumulative Remedies. No failure or delay on the part of either Party in exercising any right, power or remedy hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. No waiver of any provision hereof shall be effective unless the same shall be in writing and signed by the Party giving such waiver. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

11.7    Governing Law; Arbitration. This Agreement shall be governed, construed and interpreted in accordance with the Laws of [***], without giving effect to choice of law rules. Any disputes, controversies or claims of whatever nature arising out of or in connection with this Agreement, including any questions regarding its existence, validity or termination shall be finally settled under the rules of [***] by [***] (the “Arbitral Tribunal”) nominated in accordance with the [***]. The legal seat of the arbitration shall be [***]. The arbitration shall be conducted in the English language. The Award issued by the Arbitral Tribunal (the “Award”) shall be final and binding upon the parties to the dispute and shall not be subject to appeal.

The parties to this Agreement agree that a judgment recognizing and enforcing the Award may be entered in any court with jurisdiction, and irrevocably submit to the jurisdiction of any such court over the parties or their assets for purposes of recognizing and enforcing the Award.

11.8    Counterparts. This Agreement and any amendment or supplement hereto may be executed in any number of counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument. This Agreement shall become binding when any number of counterparts, individually or taken together, shall bear the signatures of each Party. This Agreement may be executed and delivered by facsimile or any other electronic means, including “.pdf” or “.tiff” files, and any facsimile or electronic signature shall constitute an original for all purposes.

11.9    Assignments. No Party shall be permitted to assign this Agreement or any of its rights or obligations under this Agreement, directly or by operation of law or otherwise, without the other Parties’ express, prior written consent, except that it may assign this Agreement, in whole or in part, to an Affiliate without such other Parties’ consent; provided that no such assignment shall relieve any such Party of any of its obligations under this Agreement. Any such purported assignment or sublicense in violation of this Agreement shall be null and void ab initio.

11.10    No Third Party Beneficiaries. Except as otherwise expressly provided in Sections 10.2(a) or 10.2(b), this Agreement is for the sole benefit of the Parties and their permitted assigns and nothing herein, express or implied, shall give or be construed to give to any Person, other than the Parties and such permitted assigns, any legal or equitable rights hereunder.

11.11    Reservation of Rights; No Implied Licenses. All rights in or to Intellectual Property not expressly assigned, licensed, covenanted or otherwise conveyed to Purchasers under this Agreement are reserved by Sellers and their respective Affiliates. Nothing contained in this

Agreement shall be construed as conferring any rights by implication, estoppel or otherwise, under any Intellectual Property, other than the rights expressly granted under this Agreement.

11.12    Further Assurances. Subject to the terms and conditions of this Agreement, at any time or from time to time after the execution of this Agreement, each of the Parties, at its own expense, shall execute and deliver such instruments of transfer, provide such materials and information and take such other actions as may reasonably be necessary, proper or advisable, to the extent permitted by Law, to fulfill its obligations under this Agreement.

(Signature Page Follows)

IN WITNESS WHEREOF, this Agreement has been executed and delivered by the authorized officers of Purchasers and Sellers as of the date first above written.

SANTARUS, INC.

By:	/s/ Linda LaGorga
	Name:	Linda LaGorga
	Title:	SVP, Treasurer

SALIX PHARMACEUTICALS, INC.

By:	/s/ Mark McKenna
	Name:	Mark McKenna
	Title:	SVP and GM

VALEANT PHARMACEUTICALS LUXEMBOURG S.A.R.L.

By:	/s/ Michael Kennan
	Name:	Michael Kennan
	Title:	Manager

By:	/s/ Franck Deconinck
	Name:	Franck Deconinck
	Title:	Manager

VALEANT PHARMACEUTICALS NORTH AMERICA LLC

By:	/s/ Joseph C. Papa
	Name:	Joseph C. Papa
	Title:	CEO and President

PHARMING GROUP N.V.

By:	/s/ R.J.M. Wright
	Name:	R.J.M Wright
	Title:	CFO & Member of the Board of Managers

By:	/s/ S. De Vries
	Name:	S. De Vries
	Title:	President & CEO

PHARMING AMERICAS B.V.

By:	/s/ R.J.M. Wright
	Name:	R.J.M Wright
	Title:	President